Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

dated as of May 21, 2012

by and among

R.R. DONNELLEY & SONS COMPANY,

LEO ACQUISITION SUB, INC.,

and

EDGAR ONLINE, INC.

i

ii

iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of May 21, 2012, by and among R.R. Donnelley & Sons Company, a Delaware corporation (“Parent”), Leo Acquisition Sub, Inc., a Delaware corporation and wholly-owned Subsidiary of Parent (“Sub”), EDGAR Online, Inc., a Delaware corporation (the “Company” and, together with Sub, the “Constituent Corporations”).

WHEREAS, Sub is a Delaware corporation having authorized capital of 1,000 shares of common stock, par value $0.01 per share (“Sub Common Stock”), all of which are issued and outstanding and owned of record and beneficially by Parent;

WHEREAS, the Company is a Delaware corporation having authorized capital of (i) 75,000,000 shares of common stock, par value $0.01 per share (the “Common Stock”); and (ii) 1,000,000 shares of preferred stock, par value $0.01 per share (the “Preferred Stock”), of which 500,000 shares have been designated Series A Preferred Stock (“Series A Preferred Stock”), 120,000 shares have been designated Series B Preferred Stock (“Series B Preferred Stock”) and 90,000 shares have been designated Series C Preferred Stock (“Series C Preferred Stock”);

WHEREAS, the respective Boards of Directors of the Constituent Corporations have approved this Agreement and approved the merger (the “Merger”) of Sub with and into the Company subject to the conditions and upon the terms set forth in this Agreement, and the Company Board has directed that this Agreement be submitted to the holders of record of shares of Common Stock and Preferred Stock for adoption; and

WHEREAS, concurrently with the execution of this Agreement, and as a condition to the willingness of Parent to enter into this Agreement, each of Bain Capital Venture Integral Investors, LLC, The Meteor Group LLC, Draper Fisher Jurvetson Fund VIII, L.P., Draper Fisher Jurvetson Partners VIII, LLC and Draper Associates L.P. is entering into a Voting Agreement with Parent, a copy of the form which is attached as Exhibit A hereto (each, a “Voting Agreement”).

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth, Parent, Sub and the Company hereby agree as follows:

ARTICLE I

THE MERGER

Section 1.1 Surviving Corporation. Subject to the conditions contained in this Agreement and in accordance with the provisions of this Agreement and the General Corporation Law of the State of Delaware (the “DGCL”), at the Effective Time, Sub shall be merged with and into the Company. Following the Effective Time, the separate corporate existence of Sub shall cease and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”), and shall succeed to and assume all the rights and obligations of Sub and the Company in accordance with the DGCL.

Section 1.2 Effect of the Merger. The Merger shall have the effects set forth in Section 251 of the DGCL.

Section 1.3 Certificate of Incorporation, Bylaws, Directors and Officers.

(a) The Certificate of Incorporation of the Company, as in effect immediately prior to the Effective Time, shall be amended at the Effective Time so as to read in its entirety as set forth on Exhibit B attached hereto and, as so amended, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by Requirements of Law.

(b) At the Effective Time, the Bylaws of the Company shall be amended and restated to conform in their entirety to the Bylaws of Sub in effect immediately prior to the Effective Time (except that all references to “Sub” in the Bylaws of the Surviving Corporation shall be changed to refer to the Surviving Corporation) and as set forth on Exhibit C attached hereto, and, as so amended, shall be, from and after the Effective Time, the Bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by Requirements of Law.

(c) At the Closing, the Company shall deliver to Parent duly signed resignations from each of the directors and officers of the Company as of the Effective Time and the parties shall take all requisite action so that the directors and officers of Sub immediately prior to the Effective Time shall be, from and after the Effective Time, the directors and officers of the Surviving Corporation until their respective successors are duly elected and qualified or until their earlier death, resignation, or removal in accordance with the Certificate of Incorporation of the Surviving Corporation, the Bylaws of the Surviving Corporation and Requirements of Law.

ARTICLE II

CONVERSION OF SHARES

Section 2.1 Effects on Capital Stock of Sub. At the Effective Time, by virtue of the Merger and without any action on the part of Sub, the Company or the holders of any securities of the Constituent Corporations, each share of Sub Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into and become one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

Section 2.2 Effects on Capital Stock of the Company. At the Effective Time, by virtue of the Merger and without any action on the part of Sub, the Company or the holders of any securities of the Constituent Corporations

(a) Each share of Series B Preferred Stock issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares and Excluded Shares) shall automatically be converted into the right to receive cash in an amount, without interest, equal to $171.875 (the “Series B Consideration”). Each share of Series B Preferred Stock to be converted into the right to receive the Series B Consideration as provided in this Section 2.2(a) shall, by virtue of the Merger and without any action on the part of the holders thereof, be automatically cancelled and shall cease to exist and the holders of certificates which immediately prior to the Effective Time represented such shares of Series B Preferred Stock shall cease to have any rights with respect to such shares of Series B Preferred Stock other than the right to receive, upon surrender of such certificates in accordance with Article III of this Agreement, the Series B Consideration, without interest thereon.

(b) Each share of Series C Preferred Stock issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares and Excluded Shares) shall automatically be converted into the right to receive cash in an amount, without interest, equal to $158.790 (the “Series C Consideration”). Each share of Series C Preferred Stock to be converted into the right to receive the Series C Consideration as provided in this Section 2.2(b) shall, by virtue of the Merger and without any action on the part of the holders thereof, be automatically cancelled and shall cease to exist and the holders of certificates which immediately prior to the Effective Time represented such shares of Series C Preferred Stock shall cease to have any rights with respect to such shares of Series C Preferred Stock other than the right to receive, upon surrender of such certificates in accordance with Article III of this Agreement, the Series C Consideration, without interest thereon.

(c) Each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares and Excluded Shares) shall automatically be converted into the right to receive cash in an amount, without interest, equal to $1.092 (the “Common Stock Consideration”). Each share of Common Stock to be converted into the right to receive the Common Stock Consideration as provided in this Section 2.2(c) shall, by virtue of the Merger and without any action on the part of the holders thereof, be automatically cancelled and shall cease to exist and the holders of certificates which immediately prior to the Effective Time represented such shares of Common Stock shall cease to have any rights with respect to such shares of Common Stock other than the right to receive, upon surrender of such certificates in accordance with Article III of this Agreement, the Common Consideration, without interest thereon.

(d) All shares of Common Stock and Preferred Stock that immediately prior to the Effective Time are held in the treasury of the Company or owned by Parent, the Company or any of their respective Subsidiaries, including, but not limited to, Sub (collectively, the “Excluded Shares”), shall be cancelled and retired and no cash or other consideration shall be paid or delivered in exchange therefor and the Merger will effect no conversion thereof.

Section 2.3 Company Stock Options. Subject to the conditions and upon the terms set forth in this Agreement, at the Effective Time, each Company Stock Option, whether vested or unvested, shall be cancelled and each Optionholder shall either (i) be entitled to receive in consideration for such cancellation of each vested or unvested Company Stock Option, an amount equal to the Common Stock Consideration multiplied by the number of shares of Common Stock issuable upon exercise of such Company Stock Option, minus the aggregate exercise price for the Common Stock issuable upon exercise of such Company Stock Option (as to each such Optionholder, the “Option Consideration”), payable in accordance with Section 3.6 or (ii) cancelled without any present or future right to receive any portion of the Common Stock Consideration. Notwithstanding anything herein to the contrary, the Option Consideration shall only be payable if, when and to the extent it is greater than $0.

Section 2.4 Adjustment in Certain Circumstances. The applicable Merger Consideration shall be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend or distribution, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the Shares occurring on or after the date hereof and prior to the Effective Time, in each case which is effected in accordance with or otherwise permitted by the terms of this Agreement.

Section 2.5 Withholding Rights. Parent and the Paying Agent shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement to any Company Stockholder or Optionholder, such amounts as may be required to be deducted and withheld with respect to the making of such payments under the Code, or any provision of state or local Tax law. At least five (5) days before the Closing Date, the Company shall provide to Parent all information reasonably necessary to permit Parent to determine the amounts, if any, required to be withheld with respect to employee Tax withholding.

ARTICLE III

CLOSING; PAYMENT OF MERGER CONSIDERATION

Section 3.1 Closing Date. The closing of the transactions contemplated by this Agreement to be consummated on the Closing Date (the “Closing”) shall be consummated at 10:00 a.m., local time, on the second Business Day following the day on which the last of the conditions set forth in Article VII have been satisfied or waived (other than conditions that may only be satisfied on the Closing Date, but subject to the satisfaction of such conditions) at the offices of Sidley Austin LLP, One South Dearborn Street, Chicago, Illinois, or at such other place or at such other time as shall be agreed upon by Parent and the Company. The time and date on which the Closing is actually held are sometimes referred to herein as the “Closing Date.”

Section 3.2 Filing Certificate of Merger and Effectiveness. At the Closing, the Company shall cause the Merger to be consummated by filing a Certificate of Merger (which shall be in form and substance reasonably satisfactory to the Company and Parent) (the “Certificate of Merger”), executed and acknowledged in accordance with the laws of the State of Delaware, in the office of the Secretary of State of the State of Delaware. The Merger shall become effective upon such filing as provided by the DGCL or as otherwise provided in the Certificate of Merger. The date and time on such date of effectiveness of the Merger are herein called the “Effective Time.”

Section 3.3 Paying Agent. Prior to the Closing, Parent and Sub shall enter into a Payment Agreement (the “Payment Agreement”) with a nationally recognized financial institution designated by Parent and reasonably acceptable to the Company as Paying Agent (in its capacity as such, the “Paying Agent”).

Section 3.4 Payments by Parent at Closing. Prior to the Effective Time, on the terms and subject to the conditions set forth in this Agreement, Parent shall deposit with the Paying Agent, by wire transfer of immediately available funds, except as otherwise provided herein, for the sole benefit of the Company Stockholders whose shares are converted into the right to receive Series B Consideration, Series C Consideration or Common Stock Consideration,

as the case may be (other than the Dissenting Stockholders and the holders of Excluded Shares), the Merger Consideration payable in respect of the Shares (such total deposited cash being hereinafter referred to as the “Payment Fund”). The Merger Consideration payable in respect of the Shares shall be disbursed by the Paying Agent out of the Payment Fund on the terms and subject to the conditions set forth in this Agreement and the Payment Agreement.

Section 3.5 Exchange Procedures. Parent shall instruct the Paying Agent to, as soon as practicable but in any event within five Business Days following the Effective Time, mail to each record holder of a stock certificate representing shares of, or of non-certificated book-entry shares of (either case being referred to in this Agreement, to the extent applicable, as a “Stock Certificate”), Common Stock or Preferred Stock issued and outstanding immediately prior to the Effective Time a letter of transmittal in customary form and with such other provisions as Parent may reasonably specify (the “Transmittal Letter”) and instructions for the execution and delivery thereof to surrender such Stock Certificate for payment pursuant to this Article III. The Transmittal Letter shall specify that delivery shall be effected, and risk of loss and title to Stock Certificates shall pass, only upon proper delivery of Stock Certificates in accordance with the terms of delivery specified in the Transmittal Letter and the instructions for the use thereof in surrendering Stock Certificates.

Section 3.6 Payment Procedures. Parent shall instruct the Paying Agent, subject to the conditions and upon the terms in this Agreement and the Transmittal Letter, to pay each Company Stockholder (other than any Dissenting Stockholder and any holder of Excluded Shares) from the Payment Fund, upon surrender for cancellation of the Stock Certificate(s) that previously represented such capital stock, and subject to any required withholding of Taxes, if any, (A) with respect to each share of Series B Preferred Stock, the Series B Consideration, (B) with respect to each share of Series C Preferred Stock, the Series C Consideration and (C) with respect to each share of Common Stock, the Common Stock Consideration. From and after the Effective Time until surrendered to the Paying Agent, each Stock Certificate shall be deemed to evidence only the right to receive, in accordance with the terms of this Agreement, the Series B Consideration, the Series C Consideration or the Common Stock Consideration, as applicable, into which the capital stock previously represented thereby shall have been converted in the Merger. No interest will accrue or be paid on any amount payable to the holder of any outstanding capital stock. Parent shall cause the Surviving Corporation to pay through its payroll systems the applicable Option Consideration, if any, to the holders of Company Stock Options, as applicable, subject to any required withholding of Taxes.

Section 3.7 Termination of Payment Fund. Any portion of the Payment Fund which remains undistributed for nine (9) months after the Effective Time shall be delivered to Parent, and any holders of Shares prior to the Effective Time who have not theretofore complied with this Article III and the instructions in the Letter of Transmittal shall thereafter look only to Parent and only as general creditors thereof for payment of the Merger Consideration (subject to abandoned property, escheat or similar Requirements of Law).

Section 3.8 Investment of Payment Fund. The Paying Agent shall invest any cash included in the Payment Fund, as directed by Parent, on a daily basis. Any interest and other income resulting from such investments shall be paid to Parent.

Section 3.9 No Liability. None of Parent, Sub, the Company, the Surviving Corporation or the Paying Agent shall be liable to any Person in respect of any Merger Consideration from the Payment Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Requirements of Law.

Section 3.10 Lost, Stolen or Destroyed Certificates. In the event any Stock Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Stock Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond in customary amount as indemnity against any claim that may be made against it with respect to such Stock Certificate, the Paying Agent will pay in exchange for such lost, stolen or destroyed Stock Certificate the Merger Consideration that would be payable or deliverable in respect thereof pursuant to this Agreement had such lost, stolen or destroyed Stock Certificate been surrendered.

Section 3.11 No Further Rights in Preferred Stock or Common Stock. All cash paid upon conversion of the shares of Common Stock or Preferred Stock in accordance with the terms of this Article III, and all cash paid pursuant to Section 3.6 to or for the benefit of Company Stockholders, shall be deemed to have been paid in full satisfaction of all rights pertaining to such shares of Common Stock or Preferred Stock.

Section 3.12 Stock Transfer Books. At the Effective Time, the stock transfer books of the Company with respect to all shares of capital stock of the Company shall be closed and no further registration of transfers of such shares of capital stock shall thereafter be made on the records of the Company. On or after the Effective Time, any certificates for shares of Common Stock or Preferred Stock (other than Dissenting Shares and Excluded Shares) presented to the Paying Agent, the Surviving Corporation or Parent for any reason shall represent only the right to receive the amounts payable in accordance with Article II and Article III (without interest thereon).

Section 3.13 Dissenting Shares. Notwithstanding any other provisions of this Agreement to the contrary, Shares that are issued and outstanding immediately prior to the Effective Time and that are held by a Person who is a record holder of such Shares and who shall not have voted in favor of the Merger or consented thereto in writing and who shall have demanded properly in writing appraisal for such shares in accordance with Section 262 of the DGCL (collectively, the “Dissenting Shares”) shall not be converted into or represent the right to receive the Common Stock Consideration, Series B Consideration or Series C Consideration, as the case may be. The holders of Dissenting Shares (the “Dissenting Stockholders”) shall be entitled to receive payment of the appraised value of such Dissenting Shares held by them in accordance with the provisions of such Section 262 (the “Appraised Value”), except that all Dissenting Shares held by a Person who shall have failed to perfect or who effectively shall have withdrawn or lost his, her or its rights to appraisal of such Shares under such Section 262 shall thereupon be deemed to have been converted into and to have become exchangeable, as of the Effective Time, for the right to receive, without any interest thereon, the Common Stock Consideration, Series B Consideration or Series C Consideration, as the case may be, upon surrender, payable in the manner provided in Section 3.6, of the certificate or certificates that formerly evidenced such Shares (and Parent or the Surviving Corporation shall promptly deposit into the Payment Fund an amount equal to the consideration payable with respect to such

Shares). The Company shall not, except with the prior written consent of Parent, which consent shall not be unreasonably withheld or delayed, voluntarily make any payment with respect to any demands for appraisal of Dissenting Shares, offer to settle any demands or approve any withdrawal of any such demands.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Parent as of the date hereof (unless in either case some other date is specified in such representation and warranty, in which case the applicable representation and warranty will be only as of such specified date) that, except as set forth (i) in the Disclosure Schedule delivered to Parent on the date hereof by the Company (the “Company Disclosure Schedule”) or (ii) in any Company SEC Document filed with the SEC and publicly available on the SEC’s EDGAR website prior to the date of this Agreement (excluding any risk factor disclosures contained under the heading “Risk Factors,” any disclosure of risks included in any “forward-looking statements” disclaimer or any other disclosure of risks or any other statements that are predictive or forward-looking in nature); provided, however, that any disclosure in such Company SEC Documents that are the subject of this clause (ii) shall be deemed to qualify a representation or warranty only if the relevance of such disclosure to such representation or warranty is reasonably apparent on the face of such disclosure; provided, further, that the disclosures in the Company SEC Documents shall not be deemed to qualify any representations or warranties made in Sections 4.2, 4.3, 4.5 and 4.25:

Section 4.1 Organization; Power and Authority. (a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company is duly qualified to do business as a foreign corporation and is in good standing as a foreign entity in each of the jurisdictions in which the ownership or leasing of its properties and assets or the conduct of its business requires such qualification, except where the failure to be so qualified or in good standing has not, or could not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect. The Company has all requisite corporate power and authority to own, lease and operate its assets and properties and to conduct its businesses and operations as currently being conducted, except where failure to have such power and authority, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect. Except as set forth in Section 4.1(a) of the Company Disclosure Schedule, the Company has made available to Parent true and complete copies of the Company Charter, the Company Bylaws and the Company’s minute books from January 1, 2009 through April 1, 2012 (which is the date of the last Company Board or committee meeting at which matters other than matters related to this Agreement and the transactions contemplated hereby were discussed) subject to redactions of discussions of the evaluation of a possible strategic transaction with Parent or any other party during the period from November 11, 2011 to the date of this Agreement, and such minute books contain true and complete records of meetings and other corporate action taken by the Company Board, any committee of the Company Board and the Company Stockholders to the extent such records exist. The Company is in compliance with the provisions of the Company Charter and the Company Bylaws.

(b) Each Subsidiary of the Company (each, a “Company Subsidiary”) is a corporation, limited partnership, limited liability company or other legal entity duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Each Company Subsidiary is duly qualified to do business as a foreign entity and is in good standing in each of the jurisdictions in which the ownership or leasing of its properties and assets or the conduct of its business requires such qualification, except where the failure to be so qualified or in good standing has not, or could not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect. Each Company Subsidiary has all requisite power and authority to own, lease and operate its assets and properties and to conduct its businesses and operations as currently being conducted, except where failure to have such power and authority, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect. The Company has made available to Parent true and complete copies of the Organizational Documents of each of the Company Subsidiaries and each Company Subsidiary’s minute books from January 1, 2009 through the date hereof, and such minute books contain true and complete records of meetings and other action taken by the Board of Directors (or similar governing body) and each committee thereof of each Company Subsidiary and its equityholders to the extent such records exist. Each Company Subsidiary is in compliance with the provisions of its Organizational Documents. Section 4.1 of the Company Disclosure Schedule sets forth each Company Subsidiary.

Section 4.2 Authorization; Execution and Validity. The Company has all necessary corporate power and authority to (a) execute and deliver this Agreement and the agreements, instruments, certificates and documents to be executed and delivered by it as contemplated hereby, including the Voting Agreement (the “Company Ancillary Agreements”) and (b) subject to the adoption of this Agreement by Company Stockholders holding at least a majority of the outstanding shares of Common Stock, Series B Preferred Stock (voting on an as-converted basis) and Series C Preferred Stock (voting on an as-converted basis), voting together as a single class (the “Company Requisite Vote”), perform its obligations under this Agreement and the Company Ancillary Agreements and consummate the transactions contemplated hereby and thereby. Immediately following execution of this Agreement, (1) Holders of (A) a majority of the outstanding shares of Series B Preferred Stock, voting as a separate class and (B) a majority of the outstanding shares of Series B Preferred Stock and Series C Preferred Stock voting together as a single class will approve this Agreement and the Merger and the other transactions contemplated by this Agreement by written consent duly adopted by such holders as contemplated by Section 7 of the Certificate of Designations of the Series B Preferred Stock of the Company and Section 7 of the Certificate of Designation of the Series C Preferred Stock of the Company (the “Preferred Stock Written Consent”) and deliver such executed consent to the Company and (2) the Company shall deliver a copy of the Preferred Stock Written Consent to Parent together with a certificate acknowledging that such consent has become effective. Following its delivery to the Company as contemplated in the immediately prior sentence, the Preferred Stock Written Consent will remain in full force and effect. The execution and delivery by the Company of this Agreement and Company Ancillary Agreements, and, subject to the adoption of this Agreement by the Company Requisite Vote, the performance by the Company of this Agreement and the Company Ancillary Agreements and the consummation by the Company of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of the Company and no other action on the part of the Company or Company Stockholders is necessary to authorize this Agreement or the Company Ancillary Agreements and the transactions contemplated hereby or thereby. Upon the execution and delivery thereof by the Company, each of this Agreement and the Company Ancillary Agreements (to the extent such documents purport to create binding obligations on the part of the Company) will constitute valid and binding obligations of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions. The Company Board, at a meeting duly called and held, acting on the unanimous recommendation of a special committee of the Company Board, has (i) unanimously approved and declared advisable this Agreement and the Merger (the “Company Determination”), (ii) unanimously recommended adoption of this Agreement by the holders of Common Stock and Preferred Stock (the “Company Recommendation”) and (iii) directed that this Agreement be submitted for consideration by holders of Common Stock and Preferred Stock at a meeting of Company Stockholders. The adoption of this Agreement by the Company Requisite Vote is the only vote or consent of the holders of any class of or series of capital stock of the Company required to adopt this Agreement, the Company Ancillary Agreements and approve the Merger and the other transactions contemplated by this Agreement or any of the Company Ancillary Agreements under Requirements of Law.

Section 4.3 Absence of Conflicts. The execution and delivery by the Company of this Agreement and the Company Ancillary Agreements, the performance by the Company of its obligations under this Agreement and the Company Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby (in each case, with or without the giving of notice or lapse of time, or both) do not and will not (a) conflict with or violate any provision of the Organizational Documents of the Company or any Company Subsidiary, (b) result in any violation, termination, modification, cancellation or breach of, constitute a default under, result in the loss of any rights under, constitute an event creating rights of acceleration, prepayment, termination, amendment, modification, suspension, revocation or cancellation (each, a “Violation”) under any Company Agreement (other than any material IP Contract), (c) result in a Violation under any material IP Contract or any material Intellectual Property owned, leased, licensed or used by the Company or any Company Subsidiary, (d) assuming that the filings and Consents referred to in Sections 4.3 and 4.4 of the Company Disclosure Schedule and in Section 4.4 are made or obtained, result in any violation of any Requirements of Law or any Court Order applicable to the Company or any of its Subsidiaries or any of its or their respective properties or assets or (e) result in the creation of, or impose on the Company any obligation to create, any Lien (other than a Permitted Lien) upon any properties or assets of the Company or any of the Company Subsidiaries, other than, in the case of clauses (b), (d) and (e), as have not had or would not be reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 4.4 Governmental and Third Party Approvals. The execution and delivery of this Agreement and the Company Ancillary Agreements by the Company does not, the performance by the Company of its obligations under this Agreement and the Company Ancillary Agreements and the consummation by the Company of the transactions contemplated hereby and thereby do not and will not, require any Consent of, or filing with or notification to, any Governmental Authority or other Person except for (a) applicable requirements of the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended (the “HSR Act”), (b) applicable requirements of the Exchange Act, (c) applicable requirements of the NASDAQ Stock Market, (d) the filing of the Certificate of Merger and (e) any Consent that is not material issued, granted, given, or otherwise made available by or under the authority of any Governmental Authority or pursuant to any Requirements of Law listed (other than under the HSR Act, and similar applicable competition, antitrust or similar Requirements of Law in any relevant foreign country or jurisdiction).

Section 4.5 Capitalization of the Company. (a) The authorized capital stock of the Company consists of (i) 75,000,000 shares of Common Stock, and (ii) 1,000,000 shares of Preferred Stock, of which 500,000 shares have been designated Series A Preferred Stock, 120,000 shares have been designated Series B Preferred Stock and 90,000 shares have been designated Series C Preferred Stock.

(b) At the close of business on the date of this Agreement:

(i) 34,981,390 shares of Common Stock (including 3,228,760 shares of restricted stock), no shares of Series A Preferred Stock, 120,000 shares of Series B Preferred Stock and 87,016 shares of Series C Preferred Stock were issued and outstanding;

(ii) the rate at which shares of Series B Preferred Stock may be converted into shares of Common Stock is 116.9962 per share of Series B Preferred Stock, and the rate at which shares of Series C Preferred Stock may be converted into shares of Common Stock is 81.61 per share of Series C Preferred Stock.

(iii) the redemption price per share of (A) the Series B Preferred Stock under the Company Charter in the event of a Change of Control (as defined in the Company Charter) effective as of the dates set forth in Section 4.5(b)(iii)(A) of the Company Disclosure Schedule is the amount set forth opposite such date and (B) the Series C Preferred Stock under the Company Charter in the event of a Change of Control (as defined in the Company Charter) effective as of effective as of the dates set forth in Section 4.5(b)(iii)(B) of the Company Disclosure Schedule is the amount set forth opposite such date;

(iv) 14,053,364 shares of Common Stock were reserved for issuance upon the conversion of the shares of Series B Preferred Stock issued and outstanding as of the date hereof and 7,099,202 shares of Common Stock were reserved for issuance upon the conversion of the shares of Series C Preferred Stock issued and outstanding as of the date hereof;

(v) 3,618,082 shares of Common Stock were reserved for issuance in connection with outstanding Company Stock Options granted under the Company’s 1996 Stock Option Plan, 1999 Stock Option Plan for Outside Directors, 1999 Stock Option Plan and 2005 Stock Award and Incentive Plan (collectively, the “Company Stock Plan”), of which, 1,818,593 shares of Common Stock were subject to Company Stock Options with an exercise price less than the Common Stock Consideration;

(vi) 6,574,956 shares of Common Stock were available for issuance under the Company Stock Plan in respect of potential future grants; and

(vii) 892,467 shares of Common Stock or Preferred Stock were held in the treasury of the Company.

(c) The Shares have been duly authorized by all necessary corporate action on the part of the Company, have been validly issued and are fully paid and nonassessable. None of the Shares were issued in violation of, and are not subject to, any preemptive rights or similar rights and all of the Securities have been offered, issued, sold and delivered by the Company in compliance with all applicable federal and state securities laws. Except as set forth above and in Section 4.5(d), no Equity Interests of the Company are outstanding or reserved for issuance and there are no outstanding options, warrants, calls, rights, or other agreements or commitments of any character (i) pursuant to which the Company or any Company Subsidiary is or may be obligated to grant, issue or sell any Equity Interests in the Company or any Company Subsidiary, (ii) obligating the Company or any Company Subsidiary to grant, issue or sell any such options, warrants, calls rights, or other agreements or commitments, or (iii) to which the Company or any Company Subsidiary is party to or bound by that give any Person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights accruing to the holders of Equity Interests of the Company or any Company Subsidiary. There are not any bonds, debentures, notes or other Indebtedness of the Company or any Company Subsidiary having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Common Stock or Preferred Stock of the Company or any Company Subsidiary may vote.

(d) Section 4.5(d) of the Company Disclosure Schedule contains a correct and complete list as of the date hereof of each outstanding option to purchase any capital stock of the Company (collectively, the “Company Stock Options”), including the name of the holder, date of grant, exercise price and type and number of shares of capital stock of the Company subject thereto, the plan under which such Company Stock Option was granted, whether such Company Stock Option is an incentive stock option under Section 422 of the Code and whether the Company Stock Option is vested or exercisable. Except as required pursuant to Section 2.3 and as set forth on Section 4.5(d) of the Company Disclosure Schedule, there will be no acceleration in the vesting of any Company Stock Option as a result of the execution of this Agreement or the consummation of the transactions contemplated hereby. None of the Company Stock Options is subject to the requirements of Section 409A of the Code. The Company has made available to Parent forms of each Option Award Agreement. The treatment of the Company Stock Options contemplated by this Agreement complies with the Company Plan and each Option Award Agreement.

(e) The Company is not a party to or bound by and, to Company’s Knowledge, there does not exist any stockholder agreement, voting trust agreement or any other similar contract, agreement, arrangement, commitment, plan or understanding, other than the Voting Agreement, restricting or otherwise relating to the voting, dividend, ownership or transfer rights of any Securities.

(f) Section 4.5(f) of the Company Disclosure Schedule sets forth, as of the date hereof, the amount of all accrued and unpaid dividends on the capital stock of the Company and any Company Subsidiary that is not wholly-owned by the Company or another Company Subsidiary and lists all of the instruments pursuant to which the Company or any Company Subsidiary is responsible or liable for such dividends (whether as obligor, guarantor or surety).

(g) With respect to each Company Subsidiary that is a corporation, all of the outstanding shares of capital stock of such Company Subsidiary have been duly authorized, validly issued and are fully paid and nonassessable and were not issued in violation of, and are not subject to, any preemptive or similar rights. Section 4.5(g) of the Company Disclosure Schedule sets forth with respect to each Company Subsidiary the number of authorized, issued and outstanding shares of capital stock of each class, the number of issued shares of capital stock held as treasury shares and the number of shares of capital stock unissued and reserved for any purpose. Except as set forth in Section 4.5(g) of the Company Disclosure Schedule, all of the outstanding shares of capital stock or Equity Interests of each Company Subsidiary are owned by the Company or another wholly-owned Company Subsidiary free and clear of any Liens. Other than the Company Subsidiaries, neither the Company or any Company Subsidiary owns any Equity Interests in any Person or is party to or bound by any Contract to purchase any Equity Interests in any Person or any securities convertible into or exchangeable for any such Equity Interests in any Person.

(h) Section 4.5(h) of the Company Disclosure Schedule sets forth, as of the date hereof, the principal amount of and all accrued but unpaid interest on all Indebtedness of the Company and the Company Subsidiaries and lists all of the instruments pursuant to which the Company or any Company Subsidiary is responsible or liable for such Indebtedness (whether as obligor, guarantor or surety).

Section 4.6 SEC Reports; Financial Statements. (a) The Company has filed all reports, schedules, forms, statements and other documents required to be filed by the Company with the SEC since December 31, 2010 (collectively, the “Company SEC Documents”). As of its respective date, each Company SEC Document complied in all material respects with the requirements of the Exchange Act, the Securities Act or SOX, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Document. Except to the extent that information contained in any Company SEC Document has been revised or superseded by a later filed Company SEC Document filed prior to the date hereof, as of their respective filing dates, none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. No Company Subsidiary is subject to the periodic reporting requirements of the Exchange Act or is or has been otherwise required to file any form, report, statement, schedule, certificate or other document with the SEC, any foreign Governmental Authority that performs a similar function to that of the SEC or any securities exchange or quotation system.

(b) The consolidated financial statements of the Company included in the Company SEC Documents, including the notes thereto and all related compilations, reviews and other reports issued by the Company’s accountants with respect thereto (the “Financial Statements”), comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. The Financial Statements: (i) have been prepared from the books and records of the Company and the

Company Subsidiaries in accordance with GAAP consistently applied during the periods covered thereby (except as otherwise disclosed therein); (ii) are complete and correct in all material respects; and (iii) fairly present in all material respects the consolidated financial condition and the results of operations, cash flows and changes in stockholders’ equity of the Company (on a consolidated basis) as of the respective dates of and for the periods referred to in the Financial Statements (subject to, in the case of unaudited financial statements, normal year-end audit adjustments and to any other adjustments described therein including the notes thereto). No financial statements of any Person other than the Company and the Company Subsidiaries are required by GAAP to be included in the consolidated financial statements of the Company.

(c) The Company (i) maintains “disclosure controls and procedures” and “internal control over financial reporting” (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act, and (ii) has disclosed, based on its most recent evaluation, to the Company’s outside auditors and the audit committee of the Company Board (A) any significant deficiencies and material weaknesses in the design or operation of such internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. The Company’s “disclosure controls and procedures” are reasonably designed to ensure that all material information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of the Company required under the Exchange Act and SOX with respect to such reports. The Company’s management has completed an assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of SOX for the fiscal year ended December 31, 2011, and such assessment concluded that such controls were effective. The Company’s system of “internal controls over financial reporting” (as defined in Rule 13a-15(f) under the Exchange Act) is reasonably sufficient in all material respects to provide reasonable assurance (1) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, (2) that receipts and expenditures are executed in accordance with the authorization of management, and (3) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s assets that would have a material effect on the Company’s financial statements. No significant deficiency, material weakness or fraud, whether or not material, that involves management or other employees was identified in management’s assessment of internal controls for the fiscal year ended December 31, 2011 (nor has any such deficiency, weakness or fraud been identified after that date).

(d) The then-acting chief executive officer and the chief financial officer of the Company have signed, and the Company has furnished to the SEC, all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of SOX and the statements contained in such certifications are accurate; such certifications contain no qualifications or exceptions to the matters certified therein and have not been modified or withdrawn; and neither the Company nor any of its officers has received notice from any Governmental Authority questioning or challenging the accuracy, completeness, form or manner of filing or submission of such certifications.

(e) Since January 1, 2009, (i) neither the Company nor the Company Subsidiaries nor, to the Company’s Knowledge, any director, officer, employee, auditor, accountant or representative of the Company or the Company Subsidiaries has received any material complaint, allegation, assertion or claim, whether written or oral, regarding any material weaknesses in the accounting or auditing practices, procedures, methodologies or methods of the Company or the Company Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or the Company Subsidiaries has engaged in illegal accounting or auditing practices and (ii) to the Company’s Knowledge, no attorney representing the Company or any Company Subsidiary, whether or not employed by the Company or the Company Subsidiaries, has reported to any director or officer of the Company any evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Company Board or any committee thereof or to any director or officer of the Company.

Section 4.7 Liabilities. The Company and the Company Subsidiaries do not have and are not subject to any Liability (including unasserted claims, whether known or unknown), whether absolute, contingent, accrued or otherwise, which is not shown on or which is in excess of amounts shown or reserved for on the Company’s consolidated balance sheet as at March 31, 2012 or the notes thereto included in the Company SEC Documents (the “Balance Sheet”), other than (a) Liabilities of the same nature as those set forth on the Balance Sheet and reasonably incurred in the ordinary course of business consistent with past practice after March 31, 2012, (b) Liabilities incurred in connection with the negotiation and execution of this Agreement and consummation of the transactions contemplated hereby, and (c) Liabilities that would not have, individually or in the aggregate, a Material Adverse Effect.

Section 4.8 Absence of Certain Changes. Since December 31, 2011, (a) the business of the Company and the Company Subsidiaries has been conducted in the ordinary course of business consistent with past practice, (b) there has not been any Material Adverse Effect, and, to the Company’s Knowledge, no event has occurred or condition has arisen, or, to the Company’s Knowledge, exists or is contemplated, which could, individually or in the aggregate, reasonably be expected to cause a Material Adverse Effect and (c) through the date hereof, there has not been any an action taken by the Company or any Company Subsidiary that, if taken after the date hereof, would constitute a violation of Section 6.2(b)(iii), 6.2(b)(vii), 6.2(b)(xiv), 6.2(b)(xv), 6.2(b)(xix) or 6.2(b)(xxii) with respect to any of the foregoing.

Section 4.9 Real Property. (a) None of the Company or any Company Subsidiary owns, or has owned, any real property or has any option, right of first refusal, right of first offer or similar right to acquire any real property.

(b) Section 4.9(b) of the Company Disclosure Schedule sets forth a correct and complete list (showing the parties thereto, annual rental, expiration date, renewal and purchase options, if any, the Improvements thereon, the uses being made thereof and the location of the real property covered by, and the space occupied under, such lease or other agreement) of all leasehold or subleasehold interests or other rights of use or occupancy held by the Company in any Real Property (the “Leasehold Property”). The Company has heretofore made available to Parent true and complete copies of all leases, subleases and other use or occupancy Contracts under which the Company holds any Leasehold Property. Each of the leases, subleases and other use or occupancy Contracts (the “Leases”) under which the Company holds any Leasehold Property constitutes a legal, valid and binding obligation of, and is enforceable against, the Company and, to the Company’s Knowledge, against any other party thereto. The Company is not in default in any material respect under any Lease, nor has any notice of a material default been received by the Company. The Company holds the applicable Leasehold Property under each Lease free and clear of any Liens, other than Permitted Liens, except where the failure to hold such Lease free and clear of any Liens has not, and could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. There are no leases, subleases, licenses, concessions or other agreements, written or oral, pursuant to which the Company has granted to any Person the right of use or occupancy of any portion of any parcel of Leasehold Property held by the Company under a Lease, except where such grant has not, and could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company has the right to quiet enjoyment of all the Leasehold Property for the full term of each such Lease (and any renewal option relating thereto), and the leasehold or other interest of the Company in such Leasehold Property is not subject or subordinate to any Lien except for Permitted Liens, except such Liens that have not, and could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c) Neither the whole nor any part of any Leasehold Property is subject to any pending suit or proceedings for condemnation, expropriation or other taking by any Governmental Authority, and, to the Company’s Knowledge, no such condemnation, expropriation or other taking is threatened or contemplated, except where such suit or proceeding has not, and could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(d) Except for the Permitted Liens, to the Company’s Knowledge none of the Leasehold Property is subject to any lease, sublease, license or other agreement granting to any other Person any right to the use or occupancy of such Leasehold Property or any part thereof.

Section 4.10 Title to Tangible Assets. Except as would not have, and would not reasonably be expected to have, a Material Adverse Effect, the Company or one of the Company Subsidiaries has good, valid and marketable title to all properties and assets material to the operation of the Company’s business and reflected in the Balance Sheet as being owned by the Company or one of the Company Subsidiaries (except assets and properties sold or otherwise disposed of since the date thereof in the ordinary course of business), or acquired after the date thereof, free and clear of all Liens other than Permitted Liens. The Leasehold Property and owned and leased tangible personal property of the Company are in good condition (subject to normal wear and tear) and serviceable condition and are in all material respects suitable for the uses for which intended. The owned and leased assets and properties of the Company and the Company Subsidiaries constitute all of the assets and properties used in and material to the operation of the businesses of the Company and the Company Subsidiaries as described in the most recent periodic report filed by the Company with the SEC.

Section 4.11 Contracts. Except for this Agreement, agreements filed with or incorporated by reference into the Company SEC Documents and agreements disclosed on Section 4.11 of the Company Disclosure Schedule, as of the date hereof, neither the Company nor any Company Subsidiary is a party to or bound by:

(a) any Contract that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Securities Act);

(b) any Contract with a Material Customer or Material Supplier;

(c) any Contract relating to the disposition or acquisition by the Company or any Company Subsidiary of any properties or assets in excess of $50,000, other than the disposition of inventory in the ordinary course of business or;

(d) any Contract with respect to a partnership, joint venture (including joint development, joint distribution or strategic alliance), franchise or other similar arrangement (for the avoidance of doubt, this clause (d) does not address reseller, distributor or similar business partner agreements);

(e) any Contract that provides for, or relates to, the incurrence by the Company or any Company Subsidiary of Indebtedness or any interest rate or foreign currency swap, cap, collar, hedge or insurance agreements, or options or forwards on such agreements, or other similar agreements;

(f) any guarantee of the obligations of customers, suppliers, officers, directors, employees, Affiliates or others or any Contract the primary content of which involves an indemnification or similar obligation on the part of the Company or any Company Subsidiary;

(g) any non-competition Contract or other Contract that (i) purports to limit either the type of business in which the Company or any of its Affiliates may engage or the manner or geographic area in which any of them may so engage in any business, (ii) grants a third party “most favored nation” or similar status or (iii) contains any “exclusivity” or similar provision for the benefit of a third party or otherwise prohibits or limits the right of the Company or any of its Affiliates to make, sell, market, advertise or distribute any products or services or use, transfer, license, distribute or enforce any Intellectual Property of the Company;

(h) any “standstill” or similar Contract that restricts the Company’s or any of its Affiliates (including Parent and its Subsidiaries after Closing) right to acquire any security or business;

(i) any Contract with a Governmental Authority; or

(j) any other Contract that is material to the Company and the Company Subsidiaries, taken as a whole.

The agreements filed with or incorporated by reference into the Company SEC Documents and the agreements required to be disclosed on Section 4.9, 4.11, 4.13, 4.15, 4.21 or 4.22 of the Company Disclosure Schedule are referred to herein as the “Company Agreements”.

Section 4.12 Status of Contracts.

(a) Each of the Company Agreements constitutes a valid and binding obligation of the Company and each Company Subsidiary party thereto, and, to the Company’s Knowledge, each other party thereto, and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect (i) with respect to IP Contracts that are not material to the operation of the Company’s business and (ii) with respect to all other Company agreements, that, individually or in the aggregate, have not had and could not reasonably be expected to have a Material Adverse Effect.

(b) To the Company’s Knowledge, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) could reasonably be expected to result in a Violation under any Company Agreement, except (i) for Violations with respect to IP Contracts that are not material to the operation of the Company’s business and (ii) with respect to all other Company Agreements where such Violation individually or in the aggregate, has not had and could not reasonably be expected to have a Material Adverse Effect.

(c) The Company and each Company Subsidiary has fulfilled and performed its obligations under each of the Company Agreements, except (i) with respect to IP Contracts that are not material to the operation of the Company’s business and (ii) where the failure to perform, individually or in the aggregate, has not had and could not reasonably be expected to have a Material Adverse Effect.

(d) The Company or any Company Subsidiary is not in, or, to the Company’s Knowledge, alleged to be in, material breach or default under, and, to the Company’s Knowledge, no other party to any of the Company Agreements is in material breach or default thereunder and no event has occurred and no condition or state of facts exists which, with the passage of time or the giving of notice or both, would constitute such a material default or breach by the Company or by any other such party, except (i) with respect to IP Contracts that are not material to the operation of the Company’s business or (ii) with respect to all other Company Agreements, where such breach or default, individually or in the aggregate, has not had and could not reasonably be expected to have a Material Adverse Effect.

(e) As of the date of this Agreement, neither the Company nor any Company Subsidiary is currently renegotiating any of the Company Agreements or paying liquidated damages in lieu of performance thereunder.

(f) Complete and correct copies of each of the Company Agreements have heretofore been made available to Parent.

Section 4.13 Intellectual Property. (a) Section 4.13(a) of the Company Disclosure Schedule sets forth a complete and accurate list and description (showing in each case the registered or other owner and registration or application number, if any) of all: (i) registered Copyrights and applications to register Copyrights; (ii) issued Patent Rights and applications for Patent Rights; (iii) Trademarks; and (iv) Internet domain names owned by the Company or any Company Subsidiary. To the Company’s Knowledge, all registrations and applications for the foregoing are valid, in good standing, subsisting and in full force and effect. There are no pending or, to the Company’s Knowledge, threatened interferences, re-examinations, oppositions or cancellations proceedings involving any of the foregoing registrations or applications.

(b) Section 4.13(b) of the Company Disclosure Schedule sets forth a complete and accurate list and description of all material Software purported to be owned by the Company or any Company Subsidiary.

(c) Section 4.13(c) of the Company Disclosure Schedule sets forth all Contracts pursuant to which any Person licenses or grants to the Company or any Company Subsidiary any right with respect to the XBRL-related products and services of the Company and the Company Subsidiaries.

(d) Section 4.13(d) of the Company Disclosure Schedule sets forth all Contracts that relate to any Intellectual Property (including all Intellectual Property listed in Section 4.13(a) of the Company Disclosure Schedule) or Software owned (or purported to be owned) by, licensed to or used by the Company or any Company Subsidiary; provided that Section 4.13(d) of the Company Disclosure Schedule does not list: (i) any Contracts for mass market Software that is commercially available and subject to “shrink-wrap” or “click-through” license agreements; (ii) any standard end-user or customer agreement for the license or provision of any Software, subscription or service of or by the Company or any Company Subsidiary; and the Company has provided the Parent with copies of the forms of all such end-user and customer agreements prior to the date hereof; or (iii) any Contract that is not material to the business of the Company and could be replaced without a material expenditure of time and money (not to exceed $10,000).

(e) The Company and the Company Subsidiaries either: (i) own the entire and exclusive right, title and interest in and to the material Intellectual Property and material Software purported to be owned by or used by the Company or any Company Subsidiary; or (ii) have a license and right to use the same pursuant to rights grants in a Contract identified on Section 4.13(d) of the Company Disclosure Schedule (or a Contract for mass market Software that is commercially available and subject to “shrink-wrap” or “click-through” license agreement or standard end-user or customer agreement of which the Company has provided Parent with copies), and there is no other material Intellectual Property necessary for the operation of its business as presently conducted. Except as disclosed on Section 4.13(c) of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary is obligated to pay any royalties or other payments to third parties with respect to the marketing, sale, distribution, manufacture, license or use of any Intellectual Property or any other property or rights material to the operation of the business as presently conducted.

(f) The operation of the Company’s and each of the Company Subsidiary’s businesses as presently conducted, and as conducted in the past three years, does not infringe, misappropriate or otherwise violate, and has not infringed, misappropriated or otherwise violated, any Intellectual Property rights of any Person and there is no such claim pending or, to the Company’s Knowledge, threatened against the Company or any Company Subsidiary, and to the Company’s Knowledge, no third party is infringing or otherwise violating any material Intellectual Property owned by the Company or any Company Subsidiary, and, as of the date hereof, no such claims are pending or threatened against any Person by the Company or any

Company Subsidiary, and, to the Company’s Knowledge, there is no basis for any such claim. Neither the Company nor any Company Subsidiary has received in the past three years any notice or other communication (in writing) relating to any actual, alleged or suspected infringement, misappropriation or violation by the Company, any Company Subsidiary or any of their respective employees or agents of any Intellectual Property of another Person, including any letter or other communication suggesting or offering that the Company or the Company Subsidiary obtain a license to any Intellectual Property of another Person. Other than in Contracts entered into during the ordinary course of operation of the Company or listed in Section 4.13(d), neither the Company nor any Company Subsidiary is bound by any Contract to indemnify, defend, hold harmless or reimburse any other Person with respect to, or otherwise assumed or agreed to discharge or otherwise take responsibility for, any existing or potential Intellectual Property infringement, misappropriation or similar claim.

(g) To the Company’s Knowledge, for all Software required to be identified on Section 4.13(b) of the Company Disclosure Schedule (collectively, the “Owned Software”), the Company and the Company Subsidiaries have sufficient source code, documentation and other material related to the Owned Software necessary such that a trained computer programmer could develop, maintain, support, compile and use such Owned Software. To the Company’s Knowledge, the Owned Software is eligible for protection and registration under applicable copyright law and has not been forfeited to the public domain. The Company and the Company Subsidiaries have taken commercially reasonable actions to protect the Owned Software (including source code and system specifications) with appropriate proprietary notices (including the notice of copyright in accordance with the requirements of 17 U.S.C. § 401, when appropriate), confidentiality and non-disclosure agreements and such other measures as are reasonable to protect the material Intellectual Property and confidential information contained therein. No part of the Owned Software is licensed pursuant to an Open Source License except as set forth in Section 4.13(g) of the Company Disclosure Schedule, or incorporates, links to or is based on any Open Source Software. Neither the Company nor any Company Subsidiary has distributed, used or modified any Open Source Software in any manner that would require any product, service, application, Software, equipment, machinery, or process used in connection with the operation of the Company’s and the Company Subsidiaries’ businesses (including the Owned Software) to be disclosed or distributed in source code form or made available at no charge. The Company’s and the Company Subsidiaries’ use and distribution of all Open Source Software are in compliance in all material respects with all Open Source Licenses applicable thereto.

(h) To the Company’s Knowledge, each employee, agent, consultant, contractor or other third party who has contributed to or participated in the creation or development of any material Intellectual Property in connection with the conduct of the Company’s and the Company Subsidiaries’ operations: (i) has created such materials in the scope of his or her employment with the Company or a Company Subsidiary and, by virtue of his or her relationship with the Company or a Company Subsidiary, all right, title and interest in such material Intellectual Property has, by operation of law, irrevocably vested in the Company or a Company Subsidiary; (ii) is a party to a “work-for-hire” or assignment agreement under which the Company or a Company Subsidiary is deemed to be the original owner/author of right, title and interest therein; (iii) has assigned its right, title and interest therein to the Company or a Company Subsidiary; or (iv) has granted the Company or a Company Subsidiary a worldwide, perpetual, royalty free license to use such Intellectual Property in all fields. To the Company’s Knowledge, there has been no material violation of any confidentiality or assignment agreement relating to its material Intellectual Property, of any unauthorized disclosure of any material Trade Secret or of any other material violation of any other obligations of confidentiality with respect thereto. The Company and the Company Subsidiaries have taken commercially reasonable steps to protect and maintain the confidentiality of their material Trade Secrets.

(i) The Company has provided the Parent with access to each Company Privacy Policy in effect as of the date of this Agreement. Each Company Privacy Policy: (i) is displayed on each web site of the Company or any Company Subsidiary and is incorporated into each applicable end user agreement or web site terms of use of the Company or a Company Subsidiary; (ii) states that User Data may be transferred in a merger, acquisition, change of control, reorganization or sale of assets; and (iii) states that sensitive personal information is not collected automatically by any Software, though users may voluntarily provide such information. The Company and the Company Subsidiaries require each user of the Company’s or any Company Subsidiary’s Software or services to agree and consent to the applicable Company Privacy Policy. To the Company’s Knowledge, the Company, the Company Subsidiaries and their respective Software and services have complied in all material respects with all of the Company Privacy Policies and with all applicable Requirements of Law pertaining to privacy, User Data, Personal Data or spyware.

(j) To the Company’s Knowledge, there is no material Company Data that is not either owned by the Company, free and clear of all Liens or to which the Company has all necessary and required rights to license, use, sublicense or distribute the Company Data as it is currently being used, sublicensed or distributed in the ordinary course of the Company’s business, including in connection with the operation of the Company IT Systems.

(k) To the Company’s Knowledge, the Company IT Systems are sufficient for the immediate and reasonably anticipated needs of the businesses of the Company and the Company Subsidiaries. In the past three (3) years, there have been no failures, breakdowns, continued substandard performance or other adverse events affecting any Company IT Systems that have caused any material disruption or interruption in or to the conduct of the Company’s or any Company Subsidiary’s business. To the Company’s Knowledge, neither the Company nor any Company Subsidiary has ever suffered a security breach with respect to Company Data.

Section 4.14 Litigation. Section 4.14 of the Company Disclosure Schedule sets forth a correct and complete list of all material Legal Proceedings pending or, to the Company’s Knowledge, threatened against the Company or any Company Subsidiary or any of its or their respective properties, assets or businesses. There are no Legal Proceedings pending or, to the Company’s Knowledge, threatened against the Company or any Company Subsidiary that would reasonably be expected to have a Material Adverse Effect.

Section 4.15 Labor and Employment Matters. (a) Neither the Company nor any Company Subsidiary is a party to or bound by any collective bargaining agreement, Contract or other labor agreement or understanding with a labor union or labor organization concerning a labor arrangement, nor is the Company or any Company Subsidiary the subject of a proceeding asserting that it has committed an unfair labor practice (within the meaning of the National Labor

Relations Act or any applicable foreign Requirements of Law) or seeking to compel the Company or any Company Subsidiary to bargain with any labor organization as to wages or conditions of employment, nor is there any strike, work slowdown or other labor dispute involving the Company or any Company Subsidiary pending or threatened, nor are the employees of the Company or any Company Subsidiary engaged in any activities to certify a collective bargaining unit or in any other organizational activity. There is no lawsuit, grievance, arbitration, administrative hearing, workers compensation or workplace safety and insurance claim, employment standards complaint, pay equity complaint, occupational health and safety charge, claim or investigation of wrongful (including constructive) discharge, employment discrimination or retaliation, sexual harassment, unfair labor practice charge or complaint or other employment dispute of any nature pending or to the Knowledge of the Company, threatened against or otherwise affecting the Company or any Company Subsidiary, in each case except as has not, or could not reasonably be expected to result in a Material Adverse Effect.

(b) There are no payments of compensation due but unpaid to any employee of the Company or any Company Subsidiary other than amounts accrued in the ordinary course of business. Except as would not, individually or in the aggregate, have a Material Adverse Effect, the Company and the Company Subsidiaries are and since January 1, 2009 have been in compliance in all material respects with all applicable Requirements of Law, Contracts and policies relating to employment, employment practices, wages, hours, and terms and conditions of employment, including, wages and hours, labor relations, employee classification, employment discrimination, disability rights or benefits, equal opportunity, plant closure or mass layoff issues, affirmative action, leaves of absence, occupational health and safety, workers’ compensation and unemployment insurance, and the collection and payment of withholding and/or social security Taxes or any similar Tax. All current assessments for employees of the Company or any Company Subsidiary under workers compensation Requirements of Law has been paid or accrued on the financial statements of the Company.

(c) The Company and its Subsidiaries are in compliance with the Workers Adjustment and Retraining Notification Act and all similar state laws (“WARN”) and have no liabilities pursuant thereto. Neither the Company nor any Subsidiary has implemented or been involved in any “mass layoff” or “plant closing” (as defined in WARN) within the last twelve (12) months.

Section 4.16 Employee Benefits. (a) Section 4.16(a) of the Company Disclosure Schedule sets forth the name of(i) each Company Benefit Plan that is subject to ERISA and (ii) each other material Company Benefit Plan. The Company has made available to Parent via posting in the online data room with respect to each Company Benefit Plan, as applicable, true, current and complete copies of (i) all plan documents, related trust agreements, insurance contracts and policies and all amendments thereto, (ii) all current summary plan descriptions, (iii) the Form 5500 annual reports and accompanying schedules and actuarial reports, as filed, for the most recently completed three plan years, (iv) all documents and correspondence relating to the Company Benefit Plans received from or provided to the Department of Labor, the Pension Benefit Guaranty Corporation, the IRS or any other Governmental Authority during the past three years, (v) all administrative and other service contracts with third party service providers, and (vi) summaries of all Company Benefit Plans for which there is not a plan document.

(b) Each Company Benefit Plan has been in all material respects maintained and operated in conformity with all applicable Requirements of Laws, including the Code and ERISA.

(c) There is no pending or, to the Knowledge of the Company, threatened action, claim or lawsuit relating to any Company Benefit Plan (other than routine claims for benefits) that could reasonably be expected to result in a material Liability to the Company or any Company Subsidiary. There is no audit, inquiry or examination pending or, to the Knowledge of the Company, threatened by the IRS, the Department of Labor, the Pension Benefit Guaranty Corporation or any other Governmental Authority with respect to any Company Benefit Plan that would reasonably be expected to result in a material Liability to the Company or any Company Subsidiary.

(d) Each Company Benefit Plan that is intended to be a qualified plan within the meaning of Section 401(a) of the Code either (i) has received a favorable determination letter from the IRS as to its qualified status or the remedial amendment period for such Company Benefit Plan has not yet expired, or (ii) may rely upon a favorable prototype opinion letter from the IRS, and to the Company’s Knowledge no fact or event has occurred that could reasonably be expected to adversely affect the qualified status of any such Company Benefit Plan.

(e) Each Company Benefit Plan which is a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated between January 1, 2005 and December 31, 2008 in good faith compliance with Section 409A of the Code and since January 1, 2009 has been operated in accordance with the final regulations under Section 409A of the Code. Neither the Company nor any Company Subsidiary has any obligation to make a “gross-up” or similar payment in respect of any Taxes that may become payable under Section 409A of the Code.

(f) To the Company’s Knowledge, no fiduciary (within the meaning of Section 3(21) of ERISA) of any Company Benefit Plan subject to Part 4 of Subtitle B of Title I of ERISA has committed a breach of fiduciary duty with respect to that Company Benefit Plan that could subject such fiduciary, the Company or any Company Subsidiary to any material Liability.

(g) None of the Company or any Company Subsidiary has incurred any excise Taxes under Chapter 43 of the Code with respect to any Company Benefit Plan and to the Knowledge of the Company nothing has occurred with respect to any Company Benefit Plan that could reasonably be expected to subject the Company or any Company Subsidiary to any such Taxes.

(h) None of the Company, any Company Subsidiary or any ERISA Affiliate has any material Liability (i) on account of any violation of the health care requirements of Part 6 or 7 of Subtitle B of Title I of ERISA or Section 4980B or 4980D of the Code, (ii) under Section 502(i) or 502(l) of ERISA or Section 4975 of the Code, (iii) under Section 302 of ERISA or Section 412 of the Code, or (iv) under Title IV of ERISA.

(i) With respect to each Company Benefit Plan for which a separate fund of assets is or is required to be maintained, full and timely payment and contribution has been made of all amounts due and required under the terms of each such Company Benefit Plan or Requirements of Laws and all obligations accrued on or prior to the Closing Date which relate to directors, officers, employees or consultants of the Company or any Company Subsidiary (or any other person who provides services to the Business) and which are not yet due have either been made or have been accrued on the Balance Sheet. All premiums, fees and administrative expenses required to be paid under or in connection with the Company Benefit Plans for the period on or before the Closing Date, have been paid or have been accrued in full on the Balance Sheet. There are no payments of compensation due but unpaid to any director, officer, employee or consultant of the Company or any Company Subsidiary (or any other person who provides services to the Business) other than amounts accrued in the ordinary course of business and reflected on the Balance Sheet.

(j) With respect to each Company Benefit Plan that is an employee welfare benefit plan (within the meaning of Section 3(1) of ERISA), all claims incurred thereunder are (i) insured pursuant to a contract of insurance whereby the insurance company bears the general risk of loss with respect to such claims, (ii) covered under a contract with a health maintenance organization pursuant to which such health maintenance organization bears the liability for claims or (iii) reflected as a liability or accrued for on the Balance Sheet.

(k) None of the Company, any Company Subsidiary or any ERISA Affiliate sponsors, has sponsored, contributes to, has contributed to, or has or had an obligation to contribute to (i) a plan subject to Title IV of ERISA, including any defined benefit plan (as defined in Section 3(35) of ERISA), a multiemployer plan (as defined in Section 3(37) of ERISA), or a multiple employer plan subject to Section 4063 or 4064 of ERISA, (ii) a multiple employer welfare benefit arrangement (as defined in Section 3(40)(A) of ERISA), or (iii) a plan subject to Section 302 of ERISA or Section 412 of the Code.

(l) With respect to current or former directors, officers, employees or consultants of the Company or any Company Subsidiary or any other Person who provides or has provided services to the Company or any Company Subsidiary, none of the Company or any Company Subsidiary has any obligation to provide any continuation of welfare benefits (including medical and life insurance benefits) after such Person terminates employment or services due to retirement or any other reason, except for the coverage continuation requirements of Part 6 of Subtitle B of Title I of ERISA or similar state Requirements of Law. None of the Company or any Company Subsidiary has any obligation to provide welfare benefits to any Person who is not a current or former director, officer or employee of the Company or a Company Subsidiary, or a beneficiary thereof.

(m) Neither the execution of this Agreement or any Ancillary Agreement nor the consummation of the transactions contemplated hereby or thereby (either alone or in combination with another event) will or can be reasonably expected to (i) entitle any current or former director, officer, employee or consultant to any payment (including severance pay or similar compensation), any cancellation of Indebtedness, or any increase in compensation; (ii) result in the acceleration of payment, funding or vesting under any Company Benefit Plan; or (iii) result in any increase in benefits payable under any Company Benefit Plan. No amount paid or payable (whether in cash, in property, or in the form of benefits) by the Company or any Company Subsidiary in connection with the transactions contemplated hereby or by any Ancillary Agreement (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code, or would constitute an “excess parachute payment” if such amounts were subject to the provisions of Section 280G of the Code. Neither the Company nor any Company Subsidiary has any obligation to make a “gross-up” or similar payment in respect of any Taxes that may become payable under Section 4999 of the Code.

(n) None of the Company, any Company Subsidiary or any ERISA Affiliate has terminated an employee benefit plan for which the Company or any Company Subsidiary could have any existing or continuing liability or obligation relating thereto. The Company or any Company Subsidiary may amend or terminate any Company Benefit Plan at any time without incurring material liability therefor, except for claims incurred prior to such amendment or termination.

(o) For each officer, director, employee or consultant of the Company or any Company Subsidiary (and each other person providing services to the Business), Section 4.16(o) of the Company Disclosure Schedule sets forth as of the date hereof the name, position, market location, employer, most recent date of hire, adjusted date of hire, current annual salary, hourly rate of pay, commission and/or bonus arrangement (as applicable), service credited for purposes of vesting and eligibility under any Company Benefit Plan, current status as either active or on leave and, if on leave, the type and beginning date of such leave. Neither the Company nor any Company Subsidiary has given, made, implemented or implied that there will be any raises or other increase in benefits to its employees that are not reflected on the Balance Sheet (as applicable).

(p) Neither the Company nor any Company Subsidiary maintains or contributes to, or has ever maintained or contributed to, any benefit plan that is not subject to United States Requirements of Law (a “Company Foreign Plan”).

Section 4.17 Taxes. (a) (i) (A) All federal and state income Tax Returns and material state, local and foreign Tax Returns required to have been filed by or with respect to the Company and each Company Subsidiary have been timely filed; (B) all such Tax Returns are complete and accurate in all material respects and disclose all Taxes required to be paid by or with respect to the Company and each Company Subsidiary for the periods covered thereby; (C) all Taxes (whether or not shown on any Tax Return) for which the Company or any Company Subsidiary may be liable have been timely paid and (D) the most recent financial statements contained in the Financial Statements reflect an adequate reserve in accordance with GAAP for all Taxes payable by the Company and the Company Subsidiaries (in addition to any reserve for deferred Taxes to reflect timing differences between book and Tax items) for all Taxable periods and portions thereof through the date of such financial statements;

(ii)(A) Section 4.17 of the Company Disclosure Schedule sets forth a schedule of the Tax Returns referred to in clause (a)(i)(A) with respect to which neither the appropriate Governmental Authority has completed its examination nor the period for assessment of the associated Taxes (taking into account all applicable extensions and waivers) has expired, (B) no issues that have been raised by the relevant taxing authority or Governmental Authority in connection with the examination of any Tax Returns referred to in clause (a)(i)(A) are currently pending, (C) there is no action, suit, investigation, audit, claim or assessment pending or, to the Company’s Knowledge, proposed or threatened with respect to Taxes for which the Company or any Subsidiary may be liable, (D) no claim has ever been made by a Governmental Authority in a jurisdiction where the Company or any Company Subsidiary has never paid Taxes or filed Tax Returns asserting that the Company or such Company Subsidiary, respectively, is or may be subject to Taxes assessed by such jurisdiction, (E) all deficiencies asserted or assessments made as a result of any examination of the Tax Returns referred to in clause (a)(i)(A) have been paid in full or otherwise finally resolved, (F) there are no Liens for Taxes upon the assets of the Company or any Company Subsidiary except Liens relating to current Taxes not yet due and (G) all material Taxes which the Company or any Company Subsidiary is required by law to withhold or to collect for payment have been duly withheld and collected and have been paid to the appropriate Governmental Authority;

(iii)(A) no extension of time within which to file any Tax Return referred to in clause (a)(i)(A) is in effect and (B) no waiver of any statute of limitations relating to Taxes for which the Company or any Company Subsidiary may be liable is in effect, and no written request for such a waiver is outstanding;

(iv) neither the Company nor any Company Subsidiary (i) has been a member of an affiliated, combined, consolidated, unitary or similar group filing a consolidated, combined, unitary or similar income Tax Return (other than a group the common parent of which is the Company) or (ii) has any Liability for Taxes of another Person under Treasury Regulations § 1.1502-6 (or any similar provision of state, local or foreign law), under any Contract, as a transferee or successor, or otherwise;

(v)(A) neither the Company nor any Company Subsidiary will be required to include or accelerate the recognition of any item in income, or exclude or defer any deduction or other tax benefit, in each case in any taxable period (or portion thereof) after Closing, as a result of any change in method of accounting, closing agreement, intercompany transaction, instalment sale, or the receipt of any prepaid amount, in each case prior to Closing; (B) no election under Section 108(i) of the Code will affect any item of income, gain, loss or deduction of the Company or any Company Subsidiary after the Closing and (C) during the last three years, neither the Company nor any Company Subsidiary has been a party to any transaction treated by the parties thereto as one to which Section 355 of the Code (or any similar provision of state, local or foreign law) applied;

(vi) all Tax sharing, Tax indemnity, or other Contracts relating to the Company or any Company Subsidiary (other than this Agreement) will terminate prior to the Closing Date and neither the Company nor any Company Subsidiary will have any liability thereunder on or after the Closing Date;

(vii) with respect to each transaction in which the Company or any Company Subsidiary has participated that is a “reportable transaction” within the meaning of Treasury Regulation § 1.6011-4(b)(1), such participation has been properly disclosed on IRS Form 8886 (Reportable Transaction Disclosure Statement) and on any corresponding form required under state, local or other Requirements of Law.

(b) No transaction contemplated by this Agreement is subject to withholding under Section 1445 of the Code and no stock transfer Taxes, sales Taxes, use Taxes, real estate transfer or gains Taxes, or other similar Taxes will be imposed on the transactions contemplated by this Agreement.

Section 4.18 Permits; Compliance with Laws. (a) The Company and the Company Subsidiaries own, hold or possess all permits, licenses, franchises, exemptions, classifications, privileges, variances, immunities, approvals and other authorizations from Governmental Authorities that are necessary to entitle them to own or lease, operate and use their properties and assets and to carry on and conduct their businesses as currently conducted (collectively, the “Permits”), except where the failure to hold such Permit has not had, or could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)(i) The Company has fulfilled and performed its obligations under each Permit in all material respects, and no event has occurred or condition or state of facts exists that constitutes or, after notice or lapse of time or both, would constitute a breach or default under any such Permit or that Permits or, after notice or lapse of time or both, would permit revocation or termination of any such Permit or that would materially adversely affect the rights of the Company under any such Permit; (ii) no written notice of cancellation, of default or of any dispute concerning any Permit, or of any event, condition or state of facts described in the preceding clause, has been received by the Company, or to the Company’s Knowledge, is threatened; and (iii) each of the Permits is valid, subsisting and in full force and effect and does not require the consent, approval or act of, or the making of any filing with, any Governmental Authority in order to continue in full force and effect following the consummation of the Merger, in each case except as has not had, or could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c) The Company and the Company Subsidiaries are presently conducting and since January 1, 2009 have conducted their operations and business, in all material respects in compliance with all Requirements of Law.

Section 4.19 Environmental Laws. The properties, assets and past and present operations of the Company and the Company Subsidiaries (including any predecessors) have been since January 1, 2009 and are in compliance with all Environmental Laws, except where any non-compliance has not, or could not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect. Without limiting the generality of the foregoing, in each case except as has not, or could not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect:

(a) there are no Environmental Claims pending or, to the Company’s Knowledge, threatened against the Company or the Company Subsidiaries and, to the

Company’s Knowledge, there are no facts or conditions relating to (i) the Company’s and the Company Subsidiaries’ operations or businesses; (ii) any property currently or formerly owned, managed, controlled, leased, used or operated by the Company or any Company Subsidiary (or any predecessors); or (iii) the Company’s or any Company Subsidiary’s (or any predecessor’s) use, treatment, storage, handling or disposal of any Hazardous Materials that could give rise to an Environmental Claim;

(b) there is not now at, on or in any current Leasehold Property or any property utilized, managed or controlled by the Company or the Company Subsidiaries, nor, to the Company’s Knowledge, has there been since January 1, 2009, at, on or in any Leasehold Property or any property utilized, managed or controlled by the Company or any Company Subsidiary (i) any polychlorinated biphenyls in electrical or other equipment or (ii) any underground storage tank or above ground storage tank, surface impoundment or landfill or waste pile;

(c) no Leasehold Property or any property utilized, managed or controlled by the Company or the Company Subsidiaries is being, or to the Company’s Knowledge, has been used for the handling, storage, treatment, disposition or disposal of waste;

(d) the Company and each Company Subsidiary has obtained all Permits required under applicable Environmental Laws necessary for the operation of the businesses of the Company and the Company Subsidiaries as currently being operated or conducted and the Company and the Company Subsidiaries and the operations at any Leasehold Property and any property utilized, managed or controlled by the Company or the Company Subsidiaries are in compliance with the terms and conditions of such Permits;

(e) no written notification, demand, request for information, citation, summons, ticket or order has been issued to or filed against the Company or any Company Subsidiary under any Environmental Law, including any notification or demand that the Company or any Company Subsidiary (or any of their respective predecessors) is or may be a potentially responsible party for the investigation, control, management, containment or cleanup of any spill or release of Hazardous Material, and no investigation or review is pending or, to the Company’s Knowledge, threatened against the Company by any Governmental Authority under any applicable Environmental Law;

(f) neither the Company nor any Company Subsidiary has assumed, undertaken, become subject to or provided an indemnity with respect to the Liability of any Person (including predecessors, affiliates or subsidiaries) relating to Environmental Laws or Hazardous Materials, including with respect to any predecessor operations, divested businesses or former properties;

(g) to the Company’s Knowledge, no asbestos-containing material is present at or within any Leasehold Property other than such material that is in good repair according to the current standards and practices, and which is in a condition that does not violate any applicable Environmental Law; and

(h) the Company and each Company Subsidiary has established training programs and implemented practices and procedures necessary to comply in all material respects with applicable Environmental Laws, including those related to occupational safety and health at each facility and there is no Environmental Claim pending or, to the Company’s Knowledge, threatened with respect to any alleged violation of Environmental Laws by the Company or any Company Subsidiary related to occupational safety and health.

Section 4.20 Insurance. The Company and the Company Subsidiaries maintain property and liability (general, products and other liability), workers’ compensation and other forms of insurance and bonds in such amounts and against such risks and losses as is reasonable in accordance with industry practices and sufficient to comply with applicable Requirements of Law and any requirements under the Company Agreements, except where the failure to maintain such policies has not, or could not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect. Section 4.20 of the Company Disclosure Schedule lists the insurance policies (including the nature of coverage, limits, deductibles and premiums) maintained by or on behalf of the Company and the Company Subsidiaries. All of such policies are in full force and effect and neither the Company nor any Company Subsidiary is in breach or default of any provision thereof or has received notice of cancellation or termination thereof, except as would not, or could not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect. The Company has made available to Parent full, complete and correct copies of all materials required to be listed on Section 4.20 of the Company Disclosure Schedule.

Section 4.21 Transactions with Affiliates. (a) For purposes of this Agreement, the term “Affiliated Person” means (i) any holder of more than five percent (5%) of the capital stock of the Company, (ii) any director or officer of the Company, (iii) any Person that directly or indirectly controls, is controlled by or is under common control with the Company or (iv) any member of the immediate family of any of such Persons and any Person that directly or indirectly controls, is controlled by or is under common control with any such immediate family member.

(b) Since January 1, 2010, neither the Company nor any Company Subsidiary has, in the ordinary course of business or otherwise, (i) purchased, leased or otherwise acquired any property or assets or obtained any services from, (ii) sold, leased or otherwise disposed of any property or assets or provided any services to (except with respect to remuneration for services rendered in the ordinary course of business as director, officer or employee of the Company or any Company Subsidiary), (iii) entered into or modified in any manner any Contract with (except with respect to remuneration for services rendered in the ordinary course of business as director, officer or employee of the Company or any Company Subsidiary) or (iv) borrowed any money from, or made or forgiven any loan or other advance (other than expenses or similar advances made in the ordinary course of business) to, any Affiliated Person.

(c)(i) The Contracts of the Company and the Company Subsidiaries do not include any obligation or commitment between the Company or any Company Subsidiary, on the one hand, and any Affiliated Person, on the other hand, (ii) the assets of the Company and the Company Subsidiaries do not include any receivable or other obligation or commitment from an Affiliated Person to the Company or any Company Subsidiary except for those obligations or commitments incurred in the ordinary course of business and (iii) the liabilities of the Company and the Company Subsidiaries do not include any payable or other obligation or commitment from the Company or any Company Subsidiary to any Affiliated Person except for such obligations or commitments incurred in the ordinary course of business. The Company and the Company Subsidiaries are not party to or bound by any Contract with any Affiliated Person (except with respect to remuneration for services rendered in the ordinary course of business as director, officer or employee of the Company or any Company Subsidiary).

(d) To the Company’s Knowledge, no Affiliated Person is a party to any Contract with any customer or supplier of the Company that materially affects in any manner the business of the Company.

Section 4.22 Customers and Suppliers. Section 4.22 of the Company Disclosure Schedule sets forth the ten largest customers (the “Material Customers”) and the ten largest suppliers (the “Material Suppliers”) (measured by dollar volume of purchases or sales in each case) of the Company and the Company Subsidiaries during the year ended December 31, 2011 (the “2011 Fiscal Year”). Except as set forth in Section 4.22 of the Company Disclosure Schedule, there exists (a) no actual or, to the Company’s Knowledge, threatened termination, cancellation or limitation of, or any modification or change in, the business relationship of the Company or any Company Subsidiary with (i) any Material Customer whose purchases during the 2011 Fiscal Year, individually or in the aggregate, were material to the Company and the Company Subsidiaries, taken as a whole, or (ii) with any Material Supplier whose sales during the 2011 Fiscal Year, individually or in the aggregate were material to the Company and the Company Subsidiaries, taken as a whole, and (b) to the Company’s Knowledge, no condition, state of facts or circumstances involving any Material Customer or Material Supplier which would, taken as a whole, after the consummation of the transactions contemplated by this Agreement reasonably be expected to have a Material Adverse Effect.

Section 4.23 Takeover Statutes and Charter Provisions. Assuming that the representations of Parent and Sub set forth in Section 5.5 are true and correct, the Company Board has taken all necessary actions such that the restrictions on business combinations set forth in Section 203 of the DGCL and any other similar applicable “anti-takeover” law will not be applicable to Parent, Sub or any other Subsidiary of Parent in connection with this Agreement, the Merger or the other transactions contemplated by this Agreement.

Section 4.24 Proxy Statement; Stockholder Approval. The proxy statement (the “Proxy Statement”) prepared, or to be prepared by the Company in accordance with Section 6.4, either in connection with obtaining the Company Requisite Vote (the “Stockholder Approval”) or otherwise in connection with the transactions contemplated hereby comply, will, at the date the Proxy Statement is first mailed to the Company Stockholders or filed with the SEC in connection with this Agreement and at the time of the Company Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading; provided, however, that the Company makes no representation with respect to information supplied by or on behalf of Parent to the Company or any of its representatives specifically for inclusion in the Proxy Statement.

Section 4.25 Fees. Neither the Company nor any Company Subsidiary has paid or become obligated to pay any fee or commission to any broker, finder or intermediary in connection with the transactions contemplated hereby except as expressly provided in the engagement letter between the Company and Oppenheimer & Co. Inc., a copy of which has been provided to Parent prior to the date hereof.

Section 4.26 Opinion of Financial Advisor. The Company Board has received the opinion of Oppenheimer & Co. Inc., financial advisor to the Company, to the effect that, subject to the assumptions, qualifications and limitations set forth therein and as of the date of such opinion, the Common Stock Consideration to be received by holders of shares of Common Stock is fair, from a financial point of view, to such holders. A copy of such opinion will be delivered to the Parent, solely for informational purposes, following receipt thereof by the Company Board.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB

Each of Parent and Sub hereby represents and warrants to the Company as of the date hereof (unless in either case some other date is specified in such representation and warranty, in which case the applicable representation and warranty will be only as of such specified date) that, except as set forth in the Disclosure Schedule delivered to the Company on the date hereof by Parent (the “Parent Disclosure Schedule”):

Section 5.1 Organization; Power and Authority. Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of Parent and Sub has all requisite corporate power and authority to own and operate its properties and assets and conduct its business and operations as currently being conducted.

Section 5.2 Authorization; Execution and Validity. (a) Parent has all necessary corporate power and authority to execute and deliver this Agreement and the other agreements, instruments, certificates and documents to be executed and delivered by it as contemplated hereby (the “Parent Ancillary Agreements”), perform its obligations hereunder and thereunder and consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Parent Ancillary Agreements by Parent, the performance by Parent of its obligations hereunder and thereunder and the consummation by Parent of the transactions contemplated hereby and thereby have been duly authorized by all necessary action on the part of Parent. This Agreement has been duly and validly executed and delivered by Parent, constitutes the valid and binding obligation of Parent and is enforceable against Parent in accordance with its terms, subject to the Enforceability Exceptions. Upon the execution and delivery thereof by Parent, each of the Parent Ancillary Agreements (to the extent such documents purport to create binding obligations on the part of Parent) will constitute a valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, subject to the Enforceability Exceptions.

(b) Sub has all requisite corporate power and authority to (a) execute and deliver this Agreement and the agreements, instruments, certificates and documents to be executed and delivered by it as contemplated hereby (the “Sub Ancillary Agreements” and, together with the Parent Ancillary Agreements, the “Acquiror Ancillary Agreements”) and (b) subject to the adoption of this Agreement by Parent as the sole stockholder of Sub, perform this Agreement and the Sub Ancillary Agreement and consummate the transactions contemplated hereby and thereby. The execution and delivery by Sub of this Agreement and the Sub Ancillary Agreements and subject to the adoption of this Agreement by Parent as the sole stockholder of Sub, the performance by Sub of this Agreement and the Sub Ancillary Agreements and the consummation by Sub of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of the Company and no other action on the part of Sub or its sole stockholder is necessary to authorize this Agreement and the transactions contemplated hereby. Upon the execution and delivery thereof by Sub, each of this Agreement and the Sub Ancillary Agreements (to the extent such documents purport to create binding obligations on the part of Sub) will constitute valid and binding obligations of Sub, enforceable against Sub in accordance with its terms, subject to the Enforceability Exceptions. The Board of Directors of Sub, by written consent has (i) approved and declared advisable this Agreement and the Merger, (ii) recommended adoption of this Agreement by Parent as the sole stockholder of Sub and (iii) submitted adoption of this Agreement to Parent as the sole stockholder of Sub. The adoption of this Agreement by Parent is the only vote of the holders of any class of or series of capital stock of Sub required to adopt this Agreement under Requirements of Law.

Section 5.3 Absence of Conflicts. The execution and delivery by Parent and Sub of this Agreement and the Acquiror Ancillary Agreements, the performance by Parent and Sub of their respective obligations hereunder and thereunder and the consummation by Parent of the transactions contemplated hereby and thereby will not (a) result in any violation or breach of any provision of the Organizational Documents of Parent or Sub, (b) result in any Violation under any material contract or document to which Parent or Sub is a party or by which either of them or their respective properties or assets are bound, other than any such Violations that have not, and could not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, (c) assuming that the filings referred to in Section 5.5 are made, result in any violation of any Requirements of Law or any Court Order applicable to Parent or Sub or their respective properties or assets or (d) result in the creation of, or impose on Parent or Sub any obligation to create, any Lien (other than a Permitted Lien) upon any properties or assets of Parent or Sub, other than, in the case of clauses (b) and (c), as have not had or would not be reasonably be expected to have, individually or in the aggregate, a material adverse effect on Parent or Sub.

Section 5.4 Parent Ownership. Neither Parent, Sub, nor any of their respective Subsidiaries (a) beneficially owns, directly or indirectly, any Shares or other securities convertible into, exchangeable into or exercisable for Shares, or (b) is a party to any voting trusts or other agreements or understandings with respect to the voting of the capital stock or other equity interests of the Company or any of its Subsidiaries, in each case other than the Voting Agreement or otherwise in accordance with this Agreement. As of the date hereof, neither Parent nor Sub nor any of their “Affiliates” or “Associates” is, and at no time during the last three (3) years has been, an “Interested Stockholder” of the Company, in each case as defined in Section 203 of the DGCL.

Section 5.5 Governmental and Third Party Approvals. There is no requirement applicable to Parent or Sub to obtain any Consent of, or to make or effect any declaration, filing or registration with, any Governmental Authority or other Person for the valid execution and delivery by Parent and Sub of this Agreement and the Acquiror Ancillary Agreements, the due performance by Parent and Sub of its obligations hereunder and thereunder or the lawful consummation by Parent and Sub of the transactions contemplated hereby and thereby except for (a) applicable requirements of the HSR Act and similar applicable competition, antitrust or similar Requirements of Law in any relevant foreign country or jurisdiction, (b) applicable requirements of the Exchange Act (c) applicable requirements of the NASDAQ Stock Market, (d) the filing of the Certificate of Merger, (e) any Consent issued, granted, given, or otherwise made available by or under the authority of any Governmental Authority or pursuant to any Requirements of Law listed in Section 5.5 of the Parent Disclosure Schedule and (f) the adoption of this Agreement by Parent as the sole stockholder of Sub.

Section 5.6 Litigation. As of the date of this Agreement, there are no material Legal Proceedings pending or, to Parent’s Knowledge, threatened against Parent or Sub (a) that relate to this Agreement or any action taken or to be taken by Parent or Sub in connection with, or which seek to enjoin or obtain monetary damages in respect of, this Agreement or (b) that would reasonably be expect to adversely affect in any material respect the ability of Parent or Sub to perform its obligations under and consummate the transactions contemplated by this Agreement.

Section 5.7 Fees. Neither the Parent nor Sub has paid or become obligated to pay any fee or commission to any broker, finder or intermediary in connection with the transactions contemplated hereby.

Section 5.8 Available Funds. Parent has available, or as of the Effective Time will have available, sufficient funds necessary for the payment of the aggregate Merger Consideration.

Section 5.9 Proxy Statement. None of the information supplied by or on behalf of Parent to the Company or any of the Company’s representatives specifically for inclusion in the Proxy Statement will, at the date the Proxy Statement is first mailed to the Company Stockholders or filed with the SEC in connection with this Agreement and at the time of the Company Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading; provided, however, that Parent and Sub make no representation with respect to information supplied by or on behalf of the Company to Parent, Sub or any of their respective representatives specifically for inclusion in the Proxy Statement.

ARTICLE VI

ACTION PRIOR TO THE CLOSING

Section 6.1 Notification of Certain Matters. Each party shall promptly notify the other parties hereto of (a) any lawsuit, claim, proceeding or investigation brought, asserted, commenced, or to its Knowledge, threatened, against such party seeking to enjoin, prevent, alter or delay, or obtain monetary damages with respect of, the transactions contemplated hereby or by any Ancillary Agreement or (b) any other event that becomes know to such party and has or would cause any representation or warranty of such party contained herein to be untrue. In furtherance of the foregoing, during the period prior to the Closing, the Company will promptly advise Parent in writing of (i) any notice or other communication from any third Person alleging that the Consent of such third Person is or may be required in connection with the transactions contemplated by this Agreement or (ii) any default or threat of default under any Company Agreement or event which, with notice or lapse of time or both, would become such a default on or prior to the Closing that would have a Material Adverse Effect on the Company. Notwithstanding the foregoing, no notice under this Section 6.1 shall be deemed to have modified any warranty or cured any breach or relieve the Company of any obligation or liability under this Agreement.

Section 6.2 Conduct of Business Prior to the Closing. (a) Except as expressly permitted by this Agreement or by Requirements of Law, the Company shall and shall cause the Company Subsidiaries to operate and carry on the business of the Company and the Company Subsidiaries in the ordinary course in a manner consistent with past practice in all material respects. Consistent with the foregoing, the Company shall, and shall cause each Company Subsidiary to, keep and maintain its and their assets and properties in good operating condition and repair consistent with past practice and shall use commercially reasonable efforts consistent with good business practice to maintain its business organization intact and to preserve its goodwill with its suppliers, contractors, licensors, licensees, employees, customers, distributors and others having business relations with the Company or any Company Subsidiary (except, in each case, with the express prior written approval of Parent).

(b) Notwithstanding Section 6.2(a), except as expressly permitted by this Agreement, as required by Requirements of Law, as described on Section 6.2(b) of the Company Disclosure Schedule or with the express prior written approval of Parent, from the date hereof until the Closing Date, the Company shall not and shall cause the Company Subsidiaries not to:

(i)(A) declare, set aside or pay any dividends on, or make any other actual, constructive or deemed distributions in respect of, any of its Equity Interests or other securities, or otherwise make any payments to the Company Stockholders in their capacity as such, (B) split, combine or reclassify any of its Equity Interests or issue, sell or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any Equity Interests or (C) purchase, redeem or otherwise acquire, directly or indirectly any Equity Interests or any other securities of the Company or any Company Subsidiary, except for purchases, redemptions or other acquisitions of Common Stock in connection with the forfeiture, exercise or vesting of any Company Stock Options outstanding on the date of this Agreement;

(ii) issue, deliver, sell, pledge, transfer, lease, license, grant, dispose of or otherwise encumber any of its Equity Interests or grant any options, warrants, calls, rights, convertible securities or enter into other Contracts pursuant to which it would be obligated to issue or sell any Equity Interests of the Company or any Company Subsidiary, except for the issuance of shares of Common Stock upon the exercise of Company Stock Options outstanding on the date of this Agreement and in accordance with their terms on the date of this Agreement;

(iii) make any material change in the business or operations of the Company or any Company Subsidiary;

(iv) make changes to, amend or modify its Organizational Documents;

(v) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any business or any Person or division thereof;

(vi) alter through merger, liquidation, reorganization, restructuring or in any other fashion its corporate structure or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other corporate or legal entity reorganization;

(vii) make, authorize or incur any capital expenditure or enter into any Contract therefor which, individually, is in excess of $50,000 or, in the aggregate, are in excess of $100,000;

(viii)(A) enter into any Contract that requires the consent or approval of any third Person to consummate the transactions contemplated by this Agreement, or (B) enter into, terminate, extend the term of, waive any material right under or modify any Contract that would have been a Company Agreement if in effect on the date hereof or make any modification to any existing Company Agreement or to any Permit;

(ix) enter into any Contract for the purchase, lease (as lessee) or other occupancy of real property or exercise any option to purchase real property or any option to extend a lease listed on Section 4.9(a) or (b) of the Company Disclosure Schedule;

(x) sell, lease (as lessor), transfer or otherwise dispose of, or mortgage or pledge, or impose or suffer to be imposed any Lien on (except Permitted Liens), any of the assets or properties of the Company or any Company Subsidiary, other than the sale of inventory in the ordinary course of business consistent with past practice;

(xi) pay, discharge, waive, settle, compromise, release or satisfy any material claim that is not a Legal Proceeding, other than payment, discharge, waiver, settlement, release or satisfaction in the ordinary course of business consistent with past practice and other than the satisfaction or performance by the Company and its Subsidiaries of their respective obligations in accordance with the applicable terms thereof under Contracts in effect on the date hereof and Contracts permitted under this Section 6.2 to be entered into on or following the date hereof;

(xii) sell, license, transfer, assign or otherwise dispose of, or fail to prosecute or maintain, any Intellectual Property of the Company or any Company Subsidiary, other than in the ordinary course of business consistent with past practice;

(xiii) create, incur or assume, or agree to create, incur or assume, any Indebtedness modify or amend the terms of any Indebtedness or enter into, as lessee, any capitalized lease obligation;

(xiv) accelerate or delay collection of any notes or accounts receivable in advance of or beyond their regular due dates or the dates when the same would have been collected in the ordinary course of business consistent with past practice;

(xv) delay or accelerate payment of any account payable or other liability of the Company beyond or in advance of its due date or the date when such liability would have been paid in the ordinary course of business consistent with past practice;

(xvi) enter into or modify any transaction with any Affiliated Person;

(xvii) enter into, adopt or amend any Company Plan, bonus, profit-sharing, incentive, deferred compensation, insurance, pension, retirement, medical, hospital, disability, welfare, severance or other employee benefit plan or employment, consulting or management agreement with respect to the directors, officers or other current or former employees or consultants of the Company, other than any such amendment to an employee benefit plan that is made to maintain the qualified status of such plan or its continued compliance with applicable Requirements of Law;

(xviii) alter or commit to alter the compensation (including bonuses or other incentive compensation), severance or other benefits payable or to become payable by the Company or any Company Subsidiary to any officer, director or other current or former employee or consultant, other than any annual increases in compensation with respect to employees with annual salaries of less than $100,000; provided that (i) such annual increases are no greater in amount in the aggregate than the annual salary increases provided by the Company during the comparable period in fiscal year 2010 and (ii) is in accordance with normal compensation practices and consistent with past compensation practices;

(xix) make any change in the accounting principles and practices used by the Company or any Company Subsidiary from those applied in the preparation of the Financial Statements except as required by GAAP;

(xx) prepare or file any Tax Return inconsistent with past practice or, on any such Tax Return, take any position, make any election or adopt any method that is inconsistent with positions taken, elections made or methods used in preparing or filing similar Tax Returns in prior periods (including positions, elections or methods which would have the effect of deferring income to periods after the Closing Date or accelerating deductions to periods prior to the Closing Date);

(xxi) enter into any settlement, concession, conciliation or similar agreement with any Governmental Authority or, except in the ordinary course of business consistent with past practice, any other Person; or

(xxii) enter into any agreement or commitment to take any action prohibited by this Section 6.2(b).

Section 6.3 Preparation of the Proxy Statement; Stockholders Meeting.

(a) As soon as practicable following the date of this Agreement, the Company shall prepare and, no later than the twenty-first (21st) calendar day immediately following the date of this Agreement, file with the SEC the Proxy Statement in preliminary form relating to the meeting of Company Stockholders to be held in connection with the Merger (the “Company Stockholders Meeting”). The Company will cause the Proxy Statement to comply as to form in all material respects with the applicable provisions of the Exchange Act and shall use its reasonable best efforts to cause the Proxy Statement to be mailed to the Company Stockholders as soon as reasonably practicable after confirmation from the SEC or its staff that it will not comment on, or has no additional comments on, the Proxy Statement. Parent and Sub shall cooperate with the Company in connection with the preparation of the Proxy Statement and shall furnish to the Company all information regarding Parent and Sub and their respective Affiliates as may be required to be disclosed therein as promptly as possible after the date hereof. The parties shall notify each other promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Proxy Statement or for additional information and, unless the Company Board shall have made an Adverse Recommendation Change in accordance with Section 6.4(d), shall supply each other with copies of all correspondence between such or any of its representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement or the Merger.

(b) The Company and Parent each agrees, as to itself and its respective Subsidiaries, that none of the information supplied or to be supplied by it or its Subsidiaries for inclusion or incorporation by reference in the Proxy Statement or any amendment or supplement thereto will, at the date of mailing to Company Stockholders and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If, at any time prior to receipt of the Stockholder Approval, any event occurs with respect to the Company, any Company Subsidiary, Parent or Sub, or any change occurs with respect to other information to be included in the Proxy Statement, which is required to be described in an amendment of, or a supplement to, the Proxy Statement, the Company or Parent, as the case may be, shall promptly notify the other party of such event and the Company shall promptly file, with Parent’s cooperation, any necessary amendment or supplement to the Proxy Statement. The Company will also advise Parent, promptly after it receives notice thereof, of any request by the SEC for amendment of the Proxy Statement.

(c) Notwithstanding the foregoing, prior to filing or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, unless the Company Board shall have made an Adverse Recommendation

Change in accordance with Section 6.4(d) hereof, the Company shall (i) provide Parent a reasonable opportunity to review and comment on such document or response and (ii) reasonably consider all comments proposed by Parent prior to filing or mailing such document, or responding to the SEC.

(d) The Company shall, as soon as reasonably practicable following the clearance of the Proxy Statement by the SEC, duly call, give notice of, convene and hold the Company Stockholders Meeting for the purpose of seeking the Stockholder Approval. The notice of such Company Stockholders Meeting shall state that a proposal to adopt this Agreement will be considered at the Company Stockholders Meeting. Subject to Section 6.4(d), (x) the Company Board shall include the Company Recommendation in the Proxy Statement and (y) the Company shall use its reasonable best efforts to solicit the Stockholder Approval. The Company shall not include in the Proxy Statement any proposal to vote upon or consider any Acquisition Proposal (other than the Merger). The Company shall not postpone or adjourn the Company Stockholders Meeting without the prior written consent of Parent except to terminate this Agreement pursuant to Section 8.1(d)(ii). The Company shall adjourn or postpone the Company Stockholders Meeting at the request of Parent on one occasion for up to five (5) Business Days if an Acquisition Proposal has been publicly made or disclosed or has become known to Company Stockholders (other than the Company’s officers and directors) and has not been withdrawn or the Company has delivered a Notice of Superior Proposal and the Company Stockholders Meeting would reasonably be expected to occur within ten (10) Business Days after the expiration of the Notice Period; provided, however, that if such adjournment or postponement would result in the Company Stockholders Meeting occurring less than five (5) Business Days prior to the Expiration Date, then the Company shall only be required to adjourn or postpone the meeting to a date five (5) Business Days prior to the Expiration Date. Notwithstanding anything in this Agreement to the contrary, the Company shall give notice of and hold the Company Stockholders Meeting even if an Adverse Recommendation Change has been effected.

Section 6.4 Acquisition Proposals.

(a) Following the execution hereof, the Company shall, and shall cause the Company Subsidiaries to, and shall direct its and their respective directors, officers, employees, investment bankers, financial advisors, attorneys, accountants or other advisors, agents and representatives (collectively, “Representatives”) to (i) immediately cease and cause to be terminated all existing discussions or negotiations with any Person conducted heretofore with respect to any Acquisition Proposal, or any proposal, inquiry or offer that would reasonably likely be expected to lead to an Acquisition Proposal, and (ii) request the prompt return or destruction of all confidential information previously furnished by it or on its behalf.

(b) Subject to the other terms of this Section 6.4, the Company shall not, and shall cause the Company Subsidiaries not to, and shall not authorize or permit its and their respective Representatives to, directly or indirectly, (i) solicit, initiate, or encourage or induce or facilitate the making, submission or announcement of any inquiries or the making of any proposal or offer constituting, related to or that could reasonably be expected to lead to an Acquisition Proposal, (ii) furnish any non-public information regarding the Company or the Company Subsidiaries to any Person (other than Parent and Parent’s or the Company’s Representatives acting in their capacity as such) in connection with or in response to an

Acquisition Proposal or any proposal, inquiry or offer that could reasonably be expected to lead to an Acquisition Proposal, (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or any proposal, inquiry or offer that could reasonably be expected to lead to an Acquisition Proposal (other than to state that they currently are not permitted to have discussions), (iv) approve, endorse, submit for the consideration of the stockholders of the Company or recommend any Acquisition Proposal or any proposal, inquiry or offer that could reasonably be expected to lead to an Acquisition Proposal, (v) make or authorize any public statement, recommendation or solicitation in support of any Acquisition Proposal or any proposal, inquiry or offer that could reasonably be expected to lead to an Acquisition Proposal or (vi) enter into any letter of intent or agreement in principle or any Contract providing for, relating to or in connection with any Acquisition Proposal or any proposal, inquiry or offer that could reasonably be expected to lead to an Acquisition Proposal (other than an Acceptable Confidentiality Agreement in accordance with Section 6.4(c)).

(c) Notwithstanding anything to the contrary in this Section 6.4, if at any time prior to obtaining the Stockholder Approval, (i) the Company receives, after the date of this Agreement, an unsolicited bona fide written Acquisition Proposal, (ii) such Acquisition Proposal did not result from a breach of Section 6.4(a) or (b), in any material respect, (iii) the Company Board determines in good faith (after consultation with its outside counsel and financial advisors) that such Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Proposal and (iv) the Company Board determines in good faith (after consultation with outside counsel) that the failure to take the actions referred to in clause (x) or (y) of this Section 6.4(c) would be inconsistent with its fiduciary duties to the Company Stockholders under Requirements of Law, then, prior to obtaining the Stockholder Approval, the Company may (x) furnish and make available information with respect to the Company and the Company Subsidiaries to the Person making such Acquisition Proposal (and its Representatives) pursuant to an Acceptable Confidentiality Agreement; provided, that any non-public information provided or made available to any Person given such access shall have been previously provided or made available to Parent or shall be provided or made available to Parent prior to or substantially concurrently with the time it is provided or made available to such Person, and (y) participate in discussions and negotiations with the Person making such Acquisition Proposal (and its Representatives) regarding such Acquisition Proposal. The Company shall promptly (and in any event within 48 hours) advise Parent in writing of the receipt of any Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal (including the identity of the Person making or submitting such Acquisition Proposal or inquiry, proposal or offer, and the material terms and conditions thereof) that is made or submitted by any Person prior to the Effective Time. The Company shall keep Parent informed, on a reasonably current basis, of the status of, and any financial or other material changes in, any such Acquisition Proposal, including providing Parent copies of any material correspondence (which, for the avoidance of doubt, would include any change in financial terms) related thereto and proposed agreements to effect such Acquisition Proposal.

(d) Neither the Company Board nor any committee thereof shall (i) fail to make or withhold or withdraw or qualify (or modify in a manner adverse to Parent) the Company Recommendation, the Company Determination, the approval of this Agreement, the Voting Agreements or the Merger or take any action (or permit or authorize the Company or any of the Company Subsidiaries or any of its or their respective Representatives to take any action)

inconsistent with the Company Recommendation or Company Determination or resolve, agree or propose to take any such actions (each of such actions set forth in this Section 6.4(d)(i) being referred to herein as an “Adverse Recommendation Change”), (ii) adopt, approve, recommend, endorse or otherwise declare advisable any Acquisition Proposal or resolve, agree or propose to take any such actions, (iii) cause or permit the Company to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement related to an Acquisition Proposal other than an Acceptable Confidentiality Agreement in accordance with Section 6.4(c) (each, an “Alternative Acquisition Agreement”), (iv) take any action to make the provisions of any “fair price,” “moratorium,” “control share acquisition” or other similar antitakeover statute or regulation, including, but not limited to, Section 203 of the DGCL (each, a “Takeover Statute”) or any restrictive provision of any applicable anti-takeover provision in the Company Charter or the Company Bylaws inapplicable to any transactions contemplated by an Acquisition Proposal (including approving any transaction under, or a third Person becoming an “interested stockholder” under, Section 203 of the DGCL) or amend or modify or terminate, or grant any waiver or release under, any confidentiality agreement with respect to an Acquisition Proposal or standstill or similar agreement with respect to any class of Equity Interests of the Company or any Company Subsidiary or fail to enforce any provision thereof or (v) resolve, agree or propose to take any such actions.

(e) Notwithstanding the foregoing, at any time prior to obtaining the Stockholder Approval, if the Company Board determines in good faith (after consultation with outside counsel) that the failure to do so would reasonably be expected to be inconsistent with its fiduciary duties to the Company Stockholders under Requirements of Law, then, prior to obtaining the Stockholder Approval, the Company Board may make an Adverse Recommendation Change (i) in response to a Superior Proposal that is capable of being accepted by the Company (or, in the case of a tender offer or exchange offer, recommended by the Company Board or any committee thereof) and that was received on or after the date hereof that has not been withdrawn or abandoned and that did not otherwise result from a breach of Section 6.4, or (ii) if an Intervening Event occurs.

(f) The Company Board shall not take any action set forth in Section 6.4(e) unless the Company Board has first (i) provided written notice to Parent (a “Notice of Proposed Recommendation Change”) advising Parent that the Company has received a Superior Proposal or that an Intervening Event has occurred, as the case may be, specifying the material terms and conditions of such Superior Proposal or the material facts relating to such Intervening Event, as applicable, identifying the Person making such Superior Proposal and providing copies of any agreements intended to effect such Superior Proposal, and notifying Parent that the Company Board has made the determination described in Section 6.4(e) (including the basis on which such determination has been made), (ii) negotiated, and caused the Company and its Representatives to negotiate, during the four (4) Business Day period following Parent’s receipt of the Notice of Proposed Recommendation Change (the “Notice Period”), in good faith with Parent to enable Parent to make a counteroffer or propose to amend the terms of this Agreement so that such Acquisition Proposal no longer constitutes a Superior Proposal or that the Intervening Event no longer requires an Adverse Recommendation Change, and (iii) after complying with clauses (i) and (ii), determined in good faith (after consultation with its outside counsel and financial advisor) that, (A) in the case of an Adverse Recommendation Change made in response to a

Superior Proposal, and in any event, such Acquisition Proposal continues to constitute a Superior Proposal after giving effect to any counter offer or amendments to the terms of this Agreement proposed by Parent in writing and, after consultation with outside counsel, that the failure to make an Adverse Recommendation Change would reasonably be expected to be inconsistent with its fiduciary duties to the Company Stockholders under Requirements of Law and (B) in the case of an Adverse Recommendation Change made in response to an Intervening Event, such event continues to constitute an Intervening Event and, after consultation with outside counsel, that the failure to make an Adverse Recommendation Change would reasonably be expected to be inconsistent with its fiduciary duties to the Company Stockholders under Requirements of Law; provided, however, that if during the Notice Period any revisions are made to an Acquisition Proposal and such revisions are material (it being understood and agreed that any change to consideration with respect to such proposal is material), the Company shall deliver a new Notice of Proposed Recommendation Change to Parent and shall comply with the requirements of this Section 6.4(f) with respect to such new Notice of Proposed Recommendation Change, except that the new Notice Period shall be two (2) Business Days instead of four (4) Business Days.

(g) The Company agrees that it shall take all reasonable actions so that any Adverse Recommendation Change shall not change the approval of this Agreement or any other approval of the Company Board or any committee thereof with respect to this Agreement such that such an Adverse Recommendation Change would have the effect of causing any of the Takeover Statutes or other similar statutes to be applicable to the transactions contemplated hereby, including the Merger.

(h) Nothing contained in this Section 6.4 shall prohibit the Company Board or any committee thereof from (i) making any disclosure to the Company Stockholders if the Company Board or any committee thereof determines in good faith (after consultation with its legal advisors) that failure to make such disclosure would reasonably be expected to result in a breach by the Company Board or any committee thereof of its fiduciary duties under any applicable Requirements of Law, or (ii) taking and disclosing a position contemplated by Item 1012(a) of Regulation M-A, Rule 14e-2(a) under the Exchange Act or Rule 14d-9 under the Exchange Act; provided, however, that neither the Company nor the Company Board (or any committee thereof) shall be permitted to recommend that the Company Stockholders tender any securities in connection with any tender or exchange offer (or otherwise approve, endorse or recommend any Acquisition Proposal), unless in each case, in connection therewith, the Company Board effects an Adverse Recommendation Change in accordance with Section 6.4(d); provided, further that if any such disclosure relates to an Acquisition Proposal (other than a “stop, look and listen” communication or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act), it shall be deemed to be an Adverse Recommendation Change unless the Company Board expressly reaffirms the Company Recommendation and rejects any Acquisition Proposal within ten (10) Business Days after such stop, look and listen communication; provided, further that neither the Company Board nor any committee thereof shall effect an Adverse Recommendation Change unless it does so in accordance with the procedures set forth in this Section 6.4. Neither the Company nor any Company Subsidiary shall take any action designed to or that would reasonably be expected to make the Preferred Stock Written Consent invalid.

(i) Any action taken or not taken by any Representative of the Company or a Company Subsidiary that if taken or not taken by the Company would constitute a breach of this Section 6.4 shall be deemed a breach of this Agreement by the Company.

Section 6.5 Cooperation; Certain Consents and Approvals. (a) From the date hereof until the Closing Date, upon the terms and subject to the conditions of this Agreement, each of the parties shall use its commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done and reasonably cooperate with each other in order to do, all things reasonably necessary, proper or advisable (subject to any applicable Requirements of Law) to consummate the Merger and the transactions contemplated by this Agreement as promptly as practicable, including the preparation and filing of all forms, registrations and notices required to be filed to consummate the transactions contemplated hereby. Notwithstanding the foregoing, the Company shall use commercially reasonable efforts to obtain, and Parent shall cooperate in all reasonable respects with the Company’s efforts to obtain, any and all Consents necessary to consummate the transactions contemplated by this Agreement or necessary to avoid a material Violation under any Company Agreement; provided, however, that neither Parent nor Sub shall be required to, or to agree to, and the Company and the Company Subsidiaries shall not without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed), pay any money, make any concession or incur any Liability in connection therewith.

(b) To the extent permitted by applicable Requirements of Law, each party shall consult with the other parties with respect to, and provide any information reasonably requested by the other party in connection with, all material filings made with any Governmental Authority in connection with this Agreement and the transactions contemplated hereby. If any party or any of its Affiliates receives a request for information or documentary material from any Governmental Authority with respect to this Agreement or any of the transactions contemplated hereby, then such party shall endeavor in good faith to make, or cause to be made, as soon as reasonably practicable and, to the extent permitted by applicable Requirements of Law, after consultation with the other parties, an appropriate response in compliance with such request.

(c) Parent shall be solely responsible for, and shall make timely payment of, any filing fees payable under the HSR Act in connection with the transactions contemplated hereby.

(d) In addition to, and without limiting any of the other covenants of the parties contained in this Section 6.5, the parties shall, in connection with the transactions contemplated hereby, (i) take promptly all actions necessary to make the filings required of them or their “ultimate parent entities” under the HSR Act, (ii) comply, at the earliest practicable date, with any request for additional information or documentary material received by them, or any of their respective Affiliates from the FTC or the DOJ pursuant to the HSR Act or from any state attorney general or other Governmental Authority in connection with antitrust matters, (iii) use commercially reasonable efforts to resolve such objections, if any, as may be asserted with respect to the transactions contemplated hereby under any antitrust law and (iv) advise the other parties promptly of any material communication received by such party from the FTC, DOJ, any state attorney general or any other Governmental Authority regarding any of the transactions contemplated hereby.

(e) Notwithstanding anything in this Agreement to the contrary, nothing in this Agreement shall require, or be construed to require, Parent or Sub to proffer to, or agree to, sell, license or dispose of or hold separate and agree to sell, license or dispose of before or after the Closing, any assets, businesses, or interest in any assets or businesses of Parent, the Company or any of their respective Affiliates (or to consent to any sale, license, or disposition, or agreement to sell, license or dispose of, by the Company or any of the Company Subsidiaries, any of their assets or businesses) or to agree to any changes or restrictions in the operations of any such assets or businesses or commence or participate in any litigation, offer or grant any accommodation or undertake any obligation or liability; and the Company shall not, and shall cause the Company Subsidiaries not to, take or agree to take on any such action without Parent’s prior written consent.

Section 6.6 Employees and Employee Benefits. (a) During the period from the date hereof to the Closing, the Company shall provide Parent with reasonable access to employee information and with the right to interview the employees of the Company and the Company Subsidiaries in a manner designed to minimize disruption to the operations of the Company and the Company Subsidiaries. The Company agrees to supply any assistance and information (including initial employment dates, termination dates, reemployment dates, hours of service, compensation and Tax withholding history in a form that shall be usable by Parent) as may be reasonably requested by Parent in connection with the foregoing, and such information shall be true and correct in all respects.

(b) The Company shall use its reasonable best efforts to, no later than the Business Day immediately preceding the Closing Date (i) adopt resolutions providing that no additional contributions will be made to the Company 401(k) Plan and that the Company 401(k) Plan will be terminated effective on the Business Day immediately preceding the Closing Date, and (ii) take all other action required or advisable to so terminate the Company 401(k) Plan. The Company shall allow the Buyer to review such resolutions prior to their adoption and shall cooperate with Buyer to make any changes to such resolutions reasonably requested by Buyer.

(c) Notwithstanding anything to the contrary in this Agreement, the parties expressly acknowledge and agree that (i) this Section 6.6 is not intended to create an employment related Contract between Parent and any employee of the Company or any Company Subsidiary nor may any employee rely on this Agreement as the basis for any breach of any employment related contract claim against Parent; (ii) nothing in this Section 6.6 shall be deemed or construed to require Parent to continue to employ any particular employee of the Company or any Company Subsidiary for any period after Closing; (iii) nothing in this Section 6.6 shall be deemed or construed to limit Parent’s right to terminate the employment of any employee of the Company or any Company Subsidiary at any time after Closing; (iv) nothing in this Section 6.6 shall be construed as establishing or amending any Company Plan; and (v) nothing in this Section 6.6 is intended to create any rights or obligations except between the parties to this Agreement and no current or former employee of the Company or any Company Subsidiary, no beneficiary or dependent thereof, and no other Person who is not a party to this Agreement, shall be entitled to assert any claims hereunder.

(d) No officer, director, employee, agent or representative of any member of the Company or any Company Subsidiary shall make any communication to any employees of the Company or any Company Subsidiary regarding any compensation or benefits to be provided after the Closing without the advance written approval of Parent, which shall not be unreasonably withheld.

Section 6.7 Access to Information. Subject to applicable Requirements of Law related to the exchange of information and upon reasonable notice, the Company shall afford to the officers, employees and authorized representatives of Parent (including independent public accountants, financial advisors, lenders and other financing sources, environmental consultants and attorneys) reasonable access during normal business hours to the offices, properties, employees and business and financial records (including computer files, retrieval programs and similar documentation and such access and information that may be necessary in connection with an environmental audit) of the Company and the Company Subsidiaries to the extent Parent shall reasonably deem necessary or desirable and shall furnish to Parent or its authorized representatives such additional information concerning the Company as Parent reasonably requests; provided, however, that the Company may restrict the foregoing access to the extent (a) an agreement is required to be kept confidential in accordance with its terms or information is subject to confidentiality obligations of a third party or (b) it is required by a Governmental Authority or, in the reasonable judgment of the Company, by Requirements of Law; provided, further, that the Company shall use commercially reasonable efforts (without being required to make any payments) to obtain any approval, consent or waiver necessary to provide Parent access to such restricted agreement or information. Parent agrees that such investigation shall be conducted in such a manner as not to interfere unreasonably with the operations of the Company or any Company Subsidiary. No investigation made by Parent or its representatives hereunder shall affect the representations and warranties of the Company hereunder.

Section 6.8 Termination of Certain Obligations. The Company shall cause all obligations, if any, required to be listed on Section 4.21 of the Company Disclosure Schedule (without giving effect to clause (ii) to the first paragraph of Article IV), any obligations arising between the date hereof and the Closing Date which would have been required to be included on Section 4.21 of the Company Disclosure Schedule (without giving effect to clause (ii) to the first paragraph of Article IV) if they had existed as of the date hereof and any other obligations which are owed by the Company or any Company Subsidiary to any Company Stockholder or such Company Stockholders’ Affiliates (other than the Company or any Company Subsidiary) or owed by a Company Stockholder or its Affiliates (other than the Company or any Company Subsidiary) to the Company or any Company Subsidiary, to be terminated immediately prior to the Closing, in each case, without any recourse to the Company or any Company Subsidiary or any of its or their respective officers, directors or employees, such that, at Closing, there are no remaining obligations of such kind. The Company shall provide Parent with documentation reasonably satisfactory to Parent of the termination of such obligations. The Company shall cause all Contracts required to be listed on Section 4.21 of the Company Disclosure Schedule (without giving effect to clause (ii) to the first paragraph of Article IV) and obligations thereunder to be terminated prior to the Closing Date without any recourse to the Company or any Company Subsidiary or any of its or their respective officers, directors or employees and shall provide Parent with documentation reasonably satisfactory to Parent of such termination.

Section 6.9 Public Announcements. Parent and Sub, on the one hand, and the Company, on the other hand, shall consult with each other before issuing, and provide each other the opportunity to review and comment upon, any press release or other public statements with respect to the Merger and the other transactions contemplated by this Agreement and shall not issue any such press release or make any such public statement before such consultation, except to the extent required by applicable Requirements of Law, court process or by obligations pursuant to any listing agreement with any national securities exchange.

Section 6.10 Litigation. The Company shall provide Parent with prompt notice of and copies of all Legal Proceedings and correspondence relating to any Legal Proceeding against the Company, any of the Company Subsidiaries or any of their respective directors or officers by any Company Stockholder arising out of or relating to this Agreement or the transactions contemplated by this Agreement. The Company shall give Parent the opportunity to participate in the defense or settlement of any such Legal Proceeding. Neither the Company nor any Company Subsidiary shall agree to any settlement of any such Legal Proceeding without the prior written consent of Parent, which shall not to be unreasonably withheld.

Section 6.11 Takeover Statutes. If any Takeover Statute is or may become applicable to this Agreement (including the Merger and the other transactions contemplated hereby), each of the Company, Parent and Sub and their respective boards of directors shall use reasonable best efforts to grant all such approvals and take all such actions as are reasonably necessary or appropriate so that such transactions may be consummated as promptly as practicable hereafter on the terms contemplated hereby, and otherwise act reasonably to eliminate or minimize the effects of such Requirements of Law on such transactions.

Section 6.12 Indemnification.

(a) Parent and Sub agree that all rights to exculpation or indemnification arising from, relating to, or otherwise in respect of, acts or omissions occurring before the Effective Time in favor of the current or former directors or officers of the Company and the Company Subsidiaries as provided in their respective Organizational Documents, in each case as in effect on the date hereof (or arising after the date hereof (i) with a newly hired officer, director, employee or agent in the ordinary course of business or (ii) with Parent’s prior written consent, not to be unreasonably withheld, conditioned or delayed), shall survive the Merger and shall continue in full force and effect in accordance with their terms for a period of not less than six years after the Effective Time. If any claims for indemnification or exculpation are asserted or made within such period, all rights to indemnification or exculpation in respect of such claims shall continue until the final disposition of such claims. Prior to the Effective Time, Parent will use commercially reasonable efforts to obtain “tail” prepaid insurance policies with a claims period of at least six (6) years from and after the Effective Time from Parent’s or the Company’s current insurance carrier, or an insurance carrier with the same or better rating as the lower rated of Parent’s and the Company’s current insurance carrier, with respect to directors’ and officers’ liability insurance and fiduciary insurance (collectively, “D&O Insurance”), for those Persons who are covered by the Company’s D&O Insurance as of the date hereof (“Indemnified Parties”), with terms, conditions, retentions and levels of coverage at least as favorable in the aggregate as the Company’s existing D&O Insurance with respect to matters existing or occurring prior to the Effective Time (including with respect to acts or omissions occurring in connection with this Agreement and the consummation of the transactions contemplated hereby). If such “tail” prepaid insurance policies have been obtained, Parent shall, and shall cause the Surviving Corporation after the Effective Time, to maintain such policies in full force and effect, for its full term, and to continue to honor its respective obligations thereunder. If Parent for any reason fails to obtain such “tail” prepaid insurance policies prior to the Effective Time, Parent shall cause to be maintained in effect, at no expense to the beneficiaries, for a period of not less than six years after the Effective Time, the existing D&O Insurance for the Indemnified Parties. The foregoing notwithstanding, in no event will Parent or the Surviving Corporation be required to expend annually in excess of 300% of the annual premium currently paid by the Company for such coverage (and to the extent the annual premium would exceed 300% of the annual premium currently paid by the Company for such coverage, the Surviving Corporation shall use all reasonable efforts to cause to be maintained the maximum amount of coverage as is available for 300% of such annual premium). The obligations of Parent and the Surviving Corporation under this Section 6.12 shall not be terminated, amended or modified in any manner so as to adversely affect any Indemnified Party (including their successors, heirs and legal representatives) to whom this Section 6.12 applies without the consent of such affected Indemnified Party (it being expressly agreed that the Indemnified Parties to whom this Section 6.12 applies shall be third party beneficiaries of this Section 6.12, and this Section 6.12 shall be enforceable by such Indemnified Parties and their respective successors, heirs and legal representatives and shall be binding on all successors and assigns of Parent and the Surviving Corporation).

(b) After the Effective Time, Parent shall and shall cause the Surviving Corporation to exculpate or indemnify (including any obligations to advance funds for expenses), to the fullest extent permitted by Requirements of Law, the current or former directors or officers of the Company and the Company Subsidiaries for acts or omissions by such persons occurring before the Effective Time (including acts or omissions relating to the Merger) to the extent that such obligations of the Company or any Company Subsidiary exist on the date of this Agreement, whether pursuant to the Company’s or such Company Subsidiary’s Organizational Documents, as the case may be, individual indemnity agreements or otherwise, in each case as in effect on the date hereof (or arising after the date hereof (i) with a newly hired officer, director, employee or agent in the ordinary course of business or (ii) with Parent’s prior written consent, not to be unreasonably withheld, conditioned or delayed), and such obligations shall survive the Merger and shall continue in full force and effect in accordance with the terms of the Company’s or such Company Subsidiary’s Organizational Documents, as the case may be, and such individual indemnity agreements or other applicable documents from the Effective Time until the expiration of the applicable statute of limitations with respect to any claims against such persons arising from, relating to, or otherwise in respect of, such acts or omissions.

ARTICLE VII

CONDITIONS PRECEDENT

Section 7.1 Conditions to Each Party’s Obligation To Effect The Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver on or before the Closing Date of each of the following conditions:

(a) Stockholder Approval. The Company shall have obtained the Stockholder Approval and the Preferred Stock Written Consent shall be in full force and effect.

(b) Necessary Governmental Approvals. The parties shall have received all material approvals and authorizations of or by all Governmental Authorities, including those set forth on Section 4.4 of the Company Disclosure Schedule, that are necessary to consummate the Merger and required to be obtained prior to the Closing by applicable Requirements of Law or which the failure to obtain would have the effect of making the Merger or any of the other transactions contemplated by this Agreement illegal.

(c) HSR Waiting Period. Any “waiting period” or extension thereof applicable to the Merger under the HSR Act shall have been terminated or shall have expired.

(d) No Injunctions or Restraints. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any order, executive order, stay, decree, judgment or injunction (preliminary or permanent) or statute, law, rule or regulation that is in effect and that has the effect of making the transactions contemplated hereby illegal or otherwise prohibiting the consummation of the Merger.

Section 7.2 Conditions to Obligations of Parent and Sub. The obligation of Parent and Sub to effect the Merger is subject to the satisfaction or waiver on or before the Closing Date of each of the following conditions:

(a) Accuracy of Representations and Warranties. (i) Each of the representations and warranties of the Company set forth in Sections 4.1, 4.2, 4.5(a), 4.5(b), 4.5(c), 4.5(d), 4.5(g) and 4.5(h) (except for any de minimis failure to be true and correct with respect to Sections 4.5(a), (b), (c), (d), (g), and (h)) shall be true and correct in all respects at the date hereof and at the Closing (except for any such representations and warranties that address matters only as of a particular date or only with respect to a specific period of time, as to which the applicable condition set forth above shall apply as of such date or for such specific period of time) as though made at the Closing, (ii) each of the representations and warranties of the Company set forth in Sections 4.3(a), 4.3(c), 4.11(f), 4.11(g) and 4.12 (to the extent related to any IP Contract), 4.13, 4.25, and 4.26 shall be true and correct in all material respects at the date hereof and at the Closing (except for any such representations and warranties that address matters only as of a particular date or only with respect to a specific period of time, as to which the applicable condition set forth above shall apply as of such date or for such specific period of time) as though made at the Closing and (iii) each of the representations and warranties of the Company not described in clause (i) or (ii) shall be true and correct (without giving effect to any qualifications with respect to Material Adverse Effect, material, material in all respect or similar qualifications) at the date hereof and at the Closing (except for any such representations and warranties that address matters only as of a particular date or only with respect to a specific period of time, as to which the applicable condition set forth above shall apply as of such date or for such specific period of time) unless the failure of such representations and warranties to be true and correct, individually or in the aggregate with all other failures of such representations and warranties to be true and correct, has and not and would not reasonably be expected to have a Material Adverse Effect with respect to the Company.

(b) Performance of Covenants. The Company shall have performed and complied in all material respects with the covenants and provisions of this Agreement required to be performed or complied by it between the date hereof and the Closing.

(c) No Material Adverse Effect. Since the date of this Agreement, there shall not be, have been or occurred any event, change, effect or development that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect.

(d) No Litigation. No action, suit, investigation or proceeding by any Governmental Authority shall have been instituted to restrain or prohibit or otherwise challenge the legality or validity of the transactions contemplated hereby or which would reasonably be expected to materially impair the benefits to Parent of the transactions contemplated hereby.

(e) Company Closing Certificate. Parent shall have received a certificate signed on behalf of the Company by the chief executive officer or chief financial officer of the Company confirming that the conditions set forth in Sections 7.2(a) and (b) have been satisfied.

(f) Dissenting Shares. The aggregate number of Dissenting Shares shall represent no more than fifteen percent (15%) of the total number of shares of capital stock of the Company issued and outstanding as of the Closing Date.

(g) Additional Closing Deliveries. The Company shall have delivered, or shall have caused to be delivered, to Parent and Sub each of the following:

(i) a certificate of the Secretary or an Assistant Secretary of the Company, dated the Closing Date, in form and substance reasonably satisfactory to Parent, attesting to (i) the resolutions of the Board of Directors of the Company authorizing the execution and delivery of this Agreement and the Company Ancillary Agreements and consummation of the transactions contemplated hereby and thereby, (ii) the incumbency and signature of each officer of the Company who executed this Agreement and each Company Ancillary Agreement and (iii) the Organizational Documents of the Company (including the absence of amendments to such Organizational Documents); and

(ii) pay-off letters or similar acknowledgements, in form and substance reasonably satisfactory to Parent, of the purchase, repurchase or other discharge of the Indebtedness of the Company and the Company Subsidiaries set forth on Section 4.5(h) of the Company Disclosure Schedule.

Section 7.3 Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is subject to the satisfaction or waiver on or before the Closing Date of each of the following conditions:

(a) Accuracy of Representations and Warranties. (i) Each of the representations and warranties of Parent and Sub contained herein that is qualified by reference to Material Adverse Effect, materiality or similar expressions, and each of the representations and warranties of Parent and Sub set forth in Sections 5.1, 5.2, and 5.6 (collectively, the “Parent Fundamental Representations”), shall be true and correct in all respects at the date hereof and at the Closing (except for any such representations and warranties that address matters only as of a particular date or only with respect to a specific period of time, as to which the applicable condition set forth above shall apply as of such date or for such specific period of time) as though made at the Closing, (ii) each of the representations and warranties that is not so qualified

(other than the Parent Fundamental Representations) shall be true and correct in all material respects at the date hereof and at the Closing (except for any such representations and warranties that address matters only as of a particular date or only with respect to a specific period of time, as to which the applicable condition set forth above shall apply as of such date or for such specific period of time) as though made at the Closing.

(b) Performance of Covenants. Parent and Sub shall have performed and complied in all material respects with the covenants and provisions of this Agreement required to be performed or complied by it between the date hereof and the Closing.

(c) Parent Closing Certificate. Company shall have received a certificate signed on behalf of Parent and Sub by an authorized officer of Parent and Sub confirming that the conditions set forth in Sections 7.3(a) and (b) have been satisfied

ARTICLE VIII

TERMINATION AND ACCELERATION

Section 8.1 Termination. Anything contained in this Agreement to the contrary notwithstanding, this Agreement may be terminated at any time prior to the Closing:

(a) by the mutual written consent of Parent and the Company;

(b) by either Parent or the Company:

(i) if any court of competent jurisdiction in the United States or other Governmental Authority having competent jurisdiction shall have issued a final and non-appealable order, decree or ruling permanently restraining, enjoining, making illegal or otherwise prohibiting the consummation of the transactions contemplated hereby;

(ii) if, upon a vote taken to adopt this Agreement at any duly held and completed Company Stockholders Meeting (or at any adjournment or postponement thereof) held to obtain the Stockholder Approval, the Stockholder Approval is not obtained; provided, however, that a party may not terminate this Agreement pursuant to this Section 8.1(b)(ii) if the failure to obtain the Stockholder Approval at any Company Stockholders Meeting or at any adjournment or postponement thereof is attributable in whole or substantial part to the breach by such party of any covenant or obligation of such party contained in this Agreement; or

(iii) if the Closing shall not have occurred on or prior to October 31, 2012 (which date may be extended by written agreement of Parent and the Company), which date may be extended to December 31, 2012 by either Parent or the Company by written notice to the other on October 31, 2012 if as of October 31, 2012, all of the conditions to Closing are satisfied other than the condition set forth in Section 7.1(c) (the “Expiration Date”); provided, however, that a party may not terminate this Agreement pursuant to this Section 8.1(b)(iii) if the failure of the Closing to occur on or before such date is attributable in whole or substantial part to the breach by such party of any covenant or obligation of such party contained in this Agreement;

(c) by Parent:

(i) if, at any time prior to the Effective Time, (A) (x) any of the representations or warranties of the Company herein shall be untrue or inaccurate on the date of this Agreement or shall become untrue or inaccurate, in each case, such that the condition set forth in Section 7.2(a) would not be satisfied, or (y) the Company shall have breached or failed to perform any of its covenants or agreements set forth in this Agreement, in each case, such that the condition set forth in Section 7.2(b) would not be satisfied and (B) if curable, such untruth, inaccuracy or breach is not cured within thirty (30) calendar days after written notice to the Company (or, if less, the number of calendar days remaining until the Expiration Date) describing such breach in reasonable detail; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(c)(i) if Parent or Sub is then in material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement;

(ii) if the Company or any Company Subsidiary shall materially breach Section 6.4; or

(iii) at any time prior to the receipt of the Stockholder Approval, if the Company Board or any committee thereof shall have (1) effected an Adverse Recommendation Change (whether or not permitted to do so under the terms of this Agreement), (2) adopted or approved or submitted for the consideration of any stockholders of the Company or publicly endorsed, publicly declared advisable or publicly recommended to the Company Stockholders, an Acquisition Proposal other than the Merger or caused the Company or any of the Company Subsidiaries to enter into any Alternative Acquisition Agreement, (3) failed to publicly reaffirm its recommendation of this Agreement within ten (10) Business Days following receipt of a written request by Parent to provide such reaffirmation following the public announcement of an Acquisition Proposal, (4) failed to include in the Proxy Statement the Company Determination or Company Recommendation or included in the Proxy Statement any proposal to vote upon or consider any Acquisition Proposal other than the Merger, or (5) if the Company Board or any committee thereof shall have failed to recommend against a competing tender offer or exchange offer for ten percent (10%) or more of any class of the outstanding capital stock of the Company within five (5) Business Days after commencement of such offer (including by taking no position with respect to the acceptance of such tender offer or exchange offer by Company Stockholders); or

(d) by the Company if:

(i)(A) (x) any of the representations or warranties of Parent or Sub herein shall be untrue or inaccurate on the date of this Agreement or shall become untrue or inaccurate, in each case, such that the condition set forth in Section 7.3(a) would not be satisfied, or (y) Parent or Sub shall have breached or failed to perform any of their respective covenants or agreements set forth in this Agreement, in each case, such that the condition set forth in Section 7.3(b) would not be satisfied and (B) if curable, such untruth, inaccuracy or breach is not cured within thirty (30) calendar days after written notice to Parent and Sub (or, if less, the number of calendar days remaining until the

Expiration Date) describing such breach in reasonable detail; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(d) if the Company is then in material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement; or

(ii) prior to obtaining the Stockholder Approval, to enter into a definitive agreement to effect a Superior Proposal immediately following an Adverse Recommendation Change by the Company Board in accordance with Section 6.4(e) and 6.4(f) in response to such Superior Proposal, provided that that Company may only terminate the Agreement pursuant to this Section 8.1(d)(ii) if it pays to Parent the Termination Fee prior to or simultaneously with such termination.

Section 8.2 Notice of Termination. Any party desiring to terminate this Agreement pursuant to Section 8.1 shall give written notice of such termination to the other parties to this Agreement.

Section 8.3 Effect of Termination. In the event that this Agreement shall be terminated pursuant to this Article VIII, all further obligations of the parties under this Agreement (other than Section 6.9, this Section 8.3, Section 8.4 and Article IX) shall be terminated without further Liability of any party to the others; provided, that nothing herein shall relieve any party from Liability for its willful breach of this Agreement.

Section 8.4 Fees and Expenses. (a) Except as otherwise provided in this Section 8.4, all fees and Expenses incurred in connection with this Agreement, the Merger and the other transactions contemplated hereby shall be borne and timely paid by the party incurring such fees or Expenses, whether or not the Merger is consummated.

(b) The Company shall pay to Parent or its designee by wire transfer of same day funds to the account or accounts designated by Parent or such designee the Termination Fee (x) within two (2) Business Days after such termination in the case of an event described in clause (ii) or (iii) below (provided that in the case of clause (ii) below, (A) if the material breach by the Company was a breach of the last sentence of Section 6.4(h), such fee shall not be due unless the Preferred Stock Written Consent has become invalid and (B) in all other cases, (1) $1,000,000 of the Termination Fee shall be payable upon the termination of this Agreement and (2) an additional $1,750,000 shall be payable upon the earlier of the entry into a definitive agreement by the Company or any Company Subsidiary to effect any Acquisition Proposal or the consummation by the Company or any Company Subsidiary of an Acquisition Proposal, provided in the case of this clause (2) such definitive agreement is entered into or such Acquisition Proposal is consummated within nine (9) months after the termination of this Agreement (provided that for purposes of this clause (B)(2), all references to 20% and 80% in the definition of Acquisition Proposal shall be modified to be 50% for this purpose)), (y) upon the earlier of the entry into the definitive agreement or consummation of the Acquisition Proposal in the case of clause (i) below or (z) prior to or simultaneously with the termination of this Agreement in the case of clause (iv), in the event that:

(i) an Acquisition Proposal shall have been made to the Company, or any Person shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal and thereafter this Agreement is terminated by either Parent or the Company pursuant to Section 8.1(b)(ii) or (iii) or by Parent pursuant to Section 8.1(c)(i) and concurrently with or within nine (9) months after the date of any such termination, the Company or any Company Subsidiary consummates a transaction constituting an Acquisition Proposal or enters into a definitive agreement with respect to any Acquisition Proposal that is subsequently consummated (provided that all references to 20% and 80% in the definition of Acquisition Proposal shall be modified to be 50% for this purpose); or

(ii) this Agreement is terminated by Parent pursuant to Section 8.1(c)(ii);

(iii) this Agreement is terminated by Parent pursuant to Section 8.1(c)(iii); or

(iv) this Agreement is terminated by the Company pursuant to and in accordance with Section 8.1(d)(ii).

(c) Each of the parties hereto acknowledges that the agreements contained in this Section 8.4 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent and Sub would not enter into this Agreement. Accordingly, if the Company fails promptly to pay the amounts due pursuant to this Section 8.4, and, in order to obtain such payment, Parent or its designee commences a suit that results in a judgment against the Company for all or a portion of the Termination Fee, the Company shall pay to Parent or its designees interest on the amount of the Termination Fee from the date such payment was required to be made until the date of payment at the prime rate in effect on the date such payment was required to be made as published in The Wall Street Journal.

ARTICLE IX

GENERAL PROVISIONS

Section 9.1 Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 9.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance, in whole or in part, after the Effective Time.

Section 9.2 Amendments. Prior to the Closing, this Agreement may only be amended, modified or supplemented by an instrument in writing executed by an authorized representative of each Parent, Sub and the Company; provided, however, that if and after the Stockholder Approval is obtained, to the extent required by the DGCL, this Agreement may not be amended without the approval of holders of the requisite number of Shares. After the Closing, this Agreement may only be amended, modified or supplemented by an instrument in writing executed by an authorized representative of Parent and the Company.

Section 9.3 Extension; Waivers. The observance of any term of this Agreement may be waived, or the time for performance of any obligation may be extended (either generally or in a particular instance and either retroactively or prospectively) by the party entitled to the benefits of such term, but such waiver shall be effective only if it is in a writing signed by the party entitled to the benefits of such term and against which such waiver is to be asserted. Unless otherwise expressly provided in this Agreement, no delay or omission on the part of any party in exercising any right or privilege under this Agreement shall operate as a waiver thereof, nor shall any waiver on the part of any party of any right or privilege under this Agreement operate as a waiver of any other right or privilege under this Agreement nor shall any single or partial exercise of any right or privilege preclude any other or further exercise thereof or the exercise of any other right or privilege under this Agreement.

Section 9.4 Notices. Any notices or other communications required or permitted hereunder shall be in writing and shall be sufficiently given (and shall be deemed to have been duly given upon receipt) if sent by overnight mail, registered mail or certified mail, postage prepaid, or by hand, to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to Parent or, after the Closing, the Company to:

R.R. Donnelley & Sons Company

111 South Wacker Drive

Chicago, IL 60606

Facsimile: (312) 326-8594

Attention: General Counsel

with a copy (which shall not constitute effective notice) to:

Sidley Austin LLP

One South Dearborn Street

Chicago, Illinois 60603

Facsimile: (312) 853-7036

Attention: Scott R. Williams

If to the Company, to:

EDGAR Online, Inc.

11200 Rockville Pike, Suite 310

Rockville, MD 20852

Facsimile: 301.287.0390

Attention: Steve Friedman

with a copy (which shall not constitute effective notice) to:

Morgan, Lewis & Bockius LLP

1701 Market Street

Philadelphia, PA 19103

Facsimile: (215) 963-5061

Attention: Justin W. Chairman

or to such other address as such party may indicate by a notice delivered to the other parties hereto.

Section 9.5 Successors and Assigns; Parties in Interest. This Agreement shall be binding upon and shall inure solely to the benefit of the parties hereto and their respective successors, legal representatives and permitted assigns. Neither this Agreement nor any rights or obligations hereunder may be assigned without the written consent of the other parties; provided, that each of Parent and Sub may assign its rights under this Agreement in whole or in part to one or more of its Affiliates; provided, further, that, no assignment shall relieve any party hereto from any of its obligations under this Agreement. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person, other than the parties hereto, any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement, and no other Person shall be deemed a third-party beneficiary under or by reason of this Agreement, other than (a) with respect to the provisions of Section 6.12 which shall inure to the benefit of any Person entitled to indemnification thereunder, and his, her or its successors, heirs or representatives who are intended to be third-party beneficiaries thereof, (b) as of the Effective Time, the rights of the holders of Series B Preferred Stock, Series C Preferred Stock and Common Stock to receive the Merger Consideration payable to such holders in accordance with the terms and conditions of this Agreement and (c) as of the Effective Time, the rights of the Optionholders to receive any Option Consideration payable to the Optionholders in accordance with the terms and conditions of this Agreement.

Section 9.6 Severability. If any provision of this Agreement or the application of any such provision to any Person or circumstance, shall be declared judicially to be invalid, unenforceable or void, such decision shall not have the effect of invalidating or voiding the remainder of this Agreement, it being the intent and agreement of the parties that this Agreement shall be deemed amended by modifying such provision to the extent necessary to render it valid, legal and enforceable while preserving its intent or, if such modification is not possible, by substituting therefor another provision that is valid, legal and enforceable and that achieves the same objective.

Section 9.7 Entire Agreement. This Agreement (including the Disclosure Schedules hereto, and the documents and instruments executed and delivered in connection herewith) constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior and contemporaneous agreements and understandings, whether written or oral, among the parties or any of them with respect to the subject matter hereof, and there are no representations, understandings or agreements relating to the subject matter hereof that are not fully expressed in this Agreement and the documents and instruments executed and delivered in connection herewith. All Disclosure Schedules attached to this Agreement are expressly made a part of, and incorporated by reference into, this Agreement.

Section 9.8 Governing Law; Consent to Jurisdiction; Waiver of Jury Trial.

(a) This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware for contracts made and to be fully performed in such state, without giving effect to any choice-of-law rules that would require the application of the laws of another jurisdiction. Each of the parties hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any Legal Proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to lawfully serve process, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (c) to the fullest extent permitted by applicable law, that (i) the Legal Proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such Legal Proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

(b) Each party hereto hereby waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in respect of any Legal Proceeding arising out of or relating to this Agreement. Each party hereto (i) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such party would not, in the event of any Legal Proceeding, seek to enforce the foregoing waiver and (ii) acknowledges that it and the other parties hereto have been induced to enter into this Agreement, by, among other things, the mutual waiver and certifications in this Section 9.8.

Section 9.9 Remedies. Each of the parties hereto acknowledges and agrees that (a) the provisions of this Agreement are reasonable and necessary to protect the proper and legitimate interests of the other parties hereto and (b) the other parties hereto would be irreparably damaged if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to preliminary and permanent injunctive relief to prevent breaches of the provisions of this Agreement by other parties hereto without the necessity of proving actual damages or of posting any bond, and to enforce specifically the terms and provisions hereof, which rights shall be cumulative and in addition to any other remedy to which the parties hereto may be entitled hereunder or at law or equity.

Section 9.10 Further Assurances. On and after the Closing Date each party hereto shall take such other actions and execute such other documents and instruments reasonably requested by the other parties as are reasonably necessary to effectuate the purposes of this Agreement.

Section 9.11 Interpretation. For purposes of this Agreement: (a) the words “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation,” (b) the word “or” is not exclusive and (c) the words “herein,” “hereof,” “hereby,” “hereto” and “hereunder” refer to this Agreement as a whole. Unless the context otherwise requires, references herein: (i) to Articles, Sections and Disclosure Schedules mean the Articles and Sections of and the Disclosure Schedules attached to this Agreement; (ii) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof and by this Agreement; and (iii) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any rules and regulations promulgated thereunder. Any disclosure contained in any section of the Company Disclosure Schedule or Parent Disclosure Schedule shall not be deemed to be disclosed with respect to any other section of this Agreement except to the extent that it is reasonably apparent on the face of the information disclosed that such disclosure would be applicable to such other section of this Agreement. The Disclosure Schedules referred to herein shall be construed with and as an integral part of this Agreement to the same extent as if they were set forth verbatim herein. Titles to Articles and headings of Sections are inserted for convenience of reference only and shall not be deemed a part of or to affect meaning or interpretation of this Agreement. This Agreement and the Acquiror Ancillary Agreements shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. All references herein to the Company or any Company Subsidiary include the predecessors of such Persons.

Section 9.12 Subsidiaries. Whenever this Agreement requires any Subsidiary of Parent (including Sub) or of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of Parent or the Company, as the case may be, to cause such Subsidiary to take such action.

Section 9.13 Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original and all of which taken together shall constitute one instrument binding on the parties, notwithstanding that all the parties are not signatories to the original or the same counterpart.

ARTICLE X

DEFINITIONS

Section 10.1 Definitions. In this Agreement, the following terms have the meanings specified or referred to in this Section 16.1 and shall be equally applicable to both the singular and plural forms.

“2011 Fiscal Year” has the meaning specified in Section 4.22.

“Acceptable Confidentiality Agreement” means a customary confidentiality agreement containing terms substantially similar to, and (taken as a whole) no less favorable to the Company than, those set forth in the Confidentiality Agreement, dated as of December 16, 2011, by and between Parent and the Company; provided, that such confidentiality agreement shall not prohibit compliance with any of the provisions of this Agreement.

“Acquiror Ancillary Agreements” has the meaning specified in Section 5.2(b).

“Acquisition Proposal” means any proposal or offer (whether or not in writing) by any Person or group (as defined in Section 13(d) of the Exchange Act) with respect to any (A) merger, consolidation, share exchange, other business combination or similar transaction involving the Company or a Company Subsidiary pursuant to which the holders of the voting power of the Company immediately prior to such transaction own 80% or less of the voting power of the surviving or resulting entity immediately following the transaction, (B) sale, lease, license, contribution or other disposition, directly or indirectly (including by way of merger, consolidation, share exchange, other business combination, partnership, joint venture, sale of capital stock of or other Equity Interests in a Company Subsidiary or otherwise) by the Company or a Company Subsidiary to any Person or group (as defined in Section 13(d) of the Exchange Act) of any business or assets of the Company or a Company Subsidiary representing 20% or more of the consolidated revenues, net income or assets of the Company and the Company Subsidiaries, taken as a whole, (C) issuance, sale or other disposition, directly or indirectly, to any Person or group (as defined in Section 13(d) of the Exchange Act) of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) by the Company or a Company Subsidiary representing 20% or more of the voting power of the Company, (D) any single or related transactions with a Person or group (as defined in Section 13(d) of the Exchange Act) to which the Company or a Company Subsidiary is a party in which the holders of the voting power of the Company immediately prior to such transaction own 80% or less of the voting power of the Company immediately following the transaction, (E) any tender or exchange offer for equity securities of the Company in which any Person or group (as defined in Section 13(d) of the Exchange Act) shall acquire, directly or indirectly, beneficial ownership, or the right to acquire beneficial ownership, of 20% or more of the voting securities of the Company or (F) any combination of the foregoing (in each case, other than the Merger).

“Adverse Recommendation Change” has the meaning specified in Section 6.4(d).

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by or is under common control with such Person; provided that the none of the Company or any of its Subsidiaries shall be considered an Affiliate of Parent prior to the Effective Time.

“Affiliated Person” has the meaning specified in Section 4.21(a).

“Agreement” has the meaning specified in the first paragraph of this agreement.

“Alternative Acquisition Agreement” has the meaning specified in Section 6.4(d).

“Ancillary Agreements” means, collectively, the Company Ancillary Agreements and the Acquiror Ancillary Agreements.

“Appraised Value” has the meaning specified in Section 3.13.

“Balance Sheet” has the meaning specified in Section 4.7(a).

“Business Day” means any day except a Saturday, Sunday or United States federal holiday.

“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. §§ 9601 et seq.

“Certificate of Merger” has the meaning specified in Section 3.2.

“Closing” has the meaning specified in Section 3.1.

“Closing Date” has the meaning specified in Section 3.1.

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Stock Consideration” has the meaning specified in Section 2.2(c).

“Common Stock” has the meaning specified in the recitals to this Agreement.

“Common Stockholders” means the holders of Common Stock.

“Company” has the meaning specified in the first paragraph of this Agreement.

“Company 401(k) Plan” means the EDGAR Online, Inc. 401(k) Savings Plan.

“Company Agreements” has the meaning specified in Section 4.11.

“Company Ancillary Agreements” has the meaning specified in Section 4.2.

“Company Benefit Plan” means any “employee benefit plan” (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, any other employee benefit plan, program, policy, arrangement or Contract, including any pension, retirement, profit-sharing, thrift, savings, bonus plan, incentive, stock option or other equity or equity-based compensation, or deferred compensation arrangement, stock purchase, severance pay, retention, change of control, unemployment benefits, sick leave, vacation pay, salary continuation for disability, hospitalization, health or medical insurance, life insurance, fringe benefit, compensation, flexible spending account or scholarship program, and any employment or severance Contract or similar practice, policy or arrangement maintained by any of the Company, any Subsidiary or any ERISA Affiliate, or to which any of the Company, any Subsidiary or any ERISA Affiliate is obligated to contribute, on behalf of any current or former officer, director, employee or consultant of the Company or any Subsidiary or any other person who provides services to the Company.

“Company Board” means the Board of Directors of the Company.

“Company Bylaws” means the Company’s Amended and Restated Bylaws, as in effect as of the date hereof.

“Company Charter” means the Company’s Amended and Restated Certificate of Incorporation, as amended, as in effect as of the date of this Agreement.

“Company Data” means all data contained in the Company IT Systems or the Company’s and the Company Subsidiaries’ databases (including all User Data and Personal Data) and all other information and data compilations used by, or necessary to the business of, the Company and the Company Subsidiaries, and all Data Rights therein.

“Company Determination” has the meaning specified in Section 4.2.

“Company Disclosure Schedule” has the meaning specified in Article IV.

“Company Foreign Plan” has the meaning specified in Section 4.16(p).

“Company IT Systems” means all information technology and computer systems (including Owned Software, information technology and telecommunication hardware and other equipment) relating to the transmission, storage, maintenance, organization, presentation, generation, processing or analysis of data or information, whether or not in electronic format, used in or necessary to the conduct of the business of the Company and the Company Subsidiaries.

“Company Privacy Policy” means the current privacy policy of the Company or any Company Subsidiary, including any policy relating to: (a) the privacy of users of any Software; (b) the collection, storage, disclosure or transfer of any User Data or Personal Data; and (c) any employee information.

“Company Recommendation” has the meaning specified in Section 4.2.

“Company Requisite Vote” has the meaning specified in Section 4.2.

“Company SEC Document” has the meaning specified in Section 4.6.

“Company Stockholders” means the holders of Common Stock or Preferred Stock.

“Company Stock Plan” has the meaning specified in Section 4.5(b)(iv).

“Company Stock Options” has the meaning specified in Section 4.5(d).

“Company Subsidiary” has the meaning specified in Section 4.1(b).

“Company’s Knowledge” or “Company did not have Knowledge” means, as to a particular matter, the knowledge of each of Robert Farrell, David Price, Steven Friedman and Greg Carter, in each case after reasonable inquiry.

“Consent” means any consent, permit, exemption, order, franchise, qualification waiver, license, approval or authorization from any Governmental Authority of any third Person.

“Constituent Corporations” has the meaning specified in the first paragraph of this Agreement.

“Contract” means any contract, agreement, instrument, document, lease, indenture, loan, evidence of Indebtedness, purchase order, statement of work, bids, insurance policy, undertaking, arrangement, understanding or other obligation, whether written or oral.

“Control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of stock or as trustee or executor, by contract or credit arrangement or otherwise;

“Copyrights” means United States and non-U.S. copyrights, copyrightable works and mask works (as defined in 17 U.S.C. §901), whether registered or unregistered, and pending applications to register the same.

“Court Order” means any judgment, order, award or decree of any foreign, federal, state, local or other court or tribunal or any self regulatory organization and any award in any arbitration proceeding.

“D&O Insurance” has the meaning specified in Section 6.12(a).

“Data Rights” means any proprietary rights in or to data, data sets, databases or other collections of data.

“DGCL” has the meaning specified in Section 1.1.

“Dissenting Shares” has the meaning specified in Section 3.13.

“Dissenting Stockholders” has the meaning specified in Section 3.13.

“DOJ” means the United States Department of Justice.

“Effective Time” has the meaning specified in Section 3.2.

“Enforceability Exceptions” means, with reference to the enforcement of the terms and provisions of this Agreement or any other contract, that the enforcement thereof is or may be subject to the effect of (i) applicable bankruptcy, receivership, insolvency, reorganization, moratorium, fraudulent conveyance, fraudulent transfer and other similar laws relating to or affecting the enforcement of the rights and remedies of creditors or parties to executory contracts generally; and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding at law or in equity) and the exercise of equitable powers by a court of competent jurisdiction.

“Environmental Claim” means any administrative or judicial actions, suits, orders, claims, charges, tickets, summonses, proceedings or written notices of noncompliance by or from any Person, including any Governmental Authority, alleging liability or obligations arising out of any release or threatened release, or any exposure or alleged exposure to, Hazardous Materials or the failure to comply with any Environmental Law.

“Environmental Laws” means all Requirements of Law, including any and all Requirements of Law of the United States, any state, any political subdivision of any of the foregoing or any other national or political subdivision for the protection of the environment or human health and safety, including judgments, awards, decrees, regulations, rules, standards, requirements, orders and Permits issued by any court, administrative agency or commission or other Governmental Authority under such laws, and shall include CERCLA, the Clean Air Act (42 U.S.C. §§ 7401 et seq.), RCRA, the Clean Water Act (33 U.S.C. §§ 1251 et seq.), the

Occupational Safety and Health Act (29 U.S.C. §§ 651 et seq.), the Toxic Substance Control Act (15 U.S.C. §§ 2601 et seq.) and the Safe Drinking Water Act (42 U.S.C. §§ 300 et seq.), as well as any state, municipal or local laws that relate to pollution, contamination of the environment, human health or safety, protection or control of plant animals and other organisms and all future amendments to such laws, and all past, present and future regulations, rules, standards, requirements, Court Orders and Permits issued thereunder.

“Equity Interests” means (i) with respect to any corporation, all shares of capital stock of such corporation, however designated, and (ii) with respect to any partnership or limited liability company, all partnership or limited liability company interests or units of partnership or limited liability company interests of such partnership or limited liability company, however designated.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any trade or business (whether or not incorporated) which would be considered a single employer with the Company pursuant to Section 414(b), (c), (m) or (o) of the Code and Treasury Regulations promulgated under those sections or pursuant to Section 4001(b) of ERISA and the Treasury Regulations promulgated thereunder.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“Excluded Shares” has the meaning specified in Section 2.2(d).

“Expenses” means any and all expenses incurred in connection with investigating, defending or asserting any claim, action, suit or proceeding incident to any matter indemnified against hereunder (including court filing fees, court costs, arbitration fees or costs, witness fees and reasonable fees and disbursements of legal counsel, investigators, expert witnesses, accountants and other professionals).

“Expiration Date” has the meaning specified in Section 8.1(b)(iii).

“Financial Statements” has the meaning specified in Section 4.6(b).

“FTC” means the United States Federal Trade Commission.

“GAAP” means United States generally accepted accounting principles, as in effect from time to time.

“Governmental Authority” means any foreign, federal, state, provincial, municipal, local or other governmental authority or regulatory body and any of their respective subdivisions, agencies, instrumentalities, authorities or tribunals.

“Hazardous Materials” means any waste, pollutant, contaminant, radiation, hazardous or toxic material, substance or waste which is regulated under or for which liability or obligations are imposed by any Environmental Law including, without limitation, petroleum and petroleum byproducts, asbestos and asbestos-containing materials, radioactive materials, medical and infectious wastes or polychlorinated biphenyls.

“HSR Act” has the meaning specified in Section 4.4.

“Improvements” means all buildings, improvements and fixtures located on any property, regardless of whether such buildings, improvements or fixtures are subject to reversion to the landlord or other third parties upon the expiration or termination of any lease or other agreement with respect to such property.

“Indebtedness” of any Person means, without duplication, (i) the principal, accreted value, accrued and unpaid interest, prepayment and redemption premiums or penalties (if any), unpaid fees or expenses and other monetary obligations in respect of (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable; (ii) all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement; (iii) all obligations of such Person under leases required to be capitalized in accordance with GAAP, consistently applied; (iv) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction; (v) all obligations of such Person under interest rate or currency swap transactions (valued at the termination value thereof); (vi) all obligations of such Person under checks or other negotiable instruments issued by such Person in excess of cash (and cash equivalents) available to such Person to honor such obligations; (vii) all obligations of the type referred to in clauses (i) through (vi) of any Persons for the payment of which such Person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, including guarantees of such obligations; and (viii) all obligations of the type referred to in clauses (i) through (vii) of other Persons secured by (or for which the holder of such obligations has an existing right, contingent or otherwise, to be secured by) any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person).

“Indemnified Parties” has the meaning specified in Section 6.12(a).

“Intellectual Property” means Copyrights, Data Rights, Patent Rights, Trademarks, Trade Secrets and Internet domain names.

“Intervening Event” means an event, development, or change in circumstances that (a) is material to the Company (other than a change in the market price of any shares of capital stock of the Company), (b) is not related to an Acquisition Proposal (or any inquiry that could reasonably be expected to lead to an Acquisition Proposal) and (c) was not known to the Company Board or of which the Company did not have Knowledge on the date hereof that becomes known to the Company Board prior to the receipt of the Stockholder Approval; provided, however, that in no event shall any event, development or circumstance relating to the announcement or pendency of this Agreement or arising from any action taken by any party hereto pursuant to and in compliance with the terms of this Agreement constitute an Intervening Event.

“IP Contract” means any Contract listed or required to be listed in Section 4.13 of the Company Disclosure Schedule.

“Leasehold Property” has the meaning specified in Section 4.9(b).

“Leases” has the meaning specified in Section 4.9(b).

“Legal Proceeding” means any judicial, administrative or arbitral action, suit or proceeding (whether public or private and whether civil, criminal or administrative) by or before any court, panel, tribunal, commission or other Governmental Authority.

“Liability” means any debt, liability or obligation (whether direct or indirect, known or unknown, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, or due or to become due, matured or unmatured or determined or determinable), and including all costs and expenses relating thereto.

“Lien” means any lien, claim, charge, security interest, mortgage, pledge, right of way, easement, conditional sale or other title retention agreement, defect in title, encroachment or other restriction of any kind.

“Material Adverse Effect” means an effect, event, development or change or prospective effect, development or change that, individually or in the aggregate, is, or could reasonably be expected to be, materially adverse to the business, properties, assets, results of operations, prospects or condition (financial or otherwise) of the Company and the Company Subsidiaries, taken as a whole, or Parent and its Subsidiaries, taken as a whole, as the case may be, or will, or could reasonably be expected to, prevent impede or otherwise affect in any material respect the consummation of the transactions contemplated by this Agreement; provided, however, that the term “Material Adverse Effect” shall not include effects to the extent they result from (i) any change relating to the United States economy or securities markets in general (provided, however, that such exclusion only applies to the extent such effect does not disproportionately affect the Company and the Company Subsidiaries, taken as a whole, relative to others in the industries in which the Company and the Company Subsidiaries operate), (ii) any failure to meet projections, but any facts or circumstances underlying such failure shall be taken into account in determining whether a Material Adverse Effect has occurred, (iii) any attack, outbreak, hostility, terrorist activity, act or declaration of war or act of public enemies, (iv) any change adversely affecting the industry in which the Company operates (provided, however, that such exclusion only applies to the extent such effect does not disproportionately affect the Company and the Company Subsidiaries, taken as a whole, relative to others in the industries in which the Company and the Company Subsidiaries operate), (v) except with respect to Section 4.3 or Section 4.12(b) (or Section 7.2(a) to the extent related to Section 4.3 or 4.12(b)), the announcement or pendency of this Agreement or the transactions contemplated hereby, including without limitation any termination by a customer, vendor or other counterparty of or to the Company of any agreement, arrangement or understanding with the Company following the announcement of this Agreement or any change relating to the consummation of the transactions contemplated by this Agreement (vi) any change in laws or (vii) any change in GAAP.

“Material Customers” has the meaning specified in Section 4.22.

“Material Suppliers” has the meaning specified in Section 4.22.

“Merger” has the meaning specified in the recitals to this Agreement.

“Merger Consideration” means the (a) an amount equal to the Series B Consideration multiplied by the number of shares of Series B Preferred Stock (other than Excluded Shares and Dissenting Shares) outstanding immediately prior to the Effective Time, plus (b) an amount equal to the Series C Consideration multiplied by the number of shares of Series C Preferred Stock (other than Excluded Shares and Dissenting Shares) outstanding immediately prior to the Effective Time, plus (c) the Common Stock Consideration multiplied by the number of shares of Common Stock (other than Excluded Shares and Dissenting Shares) outstanding immediately prior to the Effective Time, plus (d) an amount equal to the aggregate Option Consideration payable to the Optionholders.

“Notice of Proposed Recommendation Change” has the meaning specified in Section 6.4(f).

“Notice Period” has the meaning specified in Section 6.4(f).

“Open Source License” means any license meeting the open source definition (as currently promulgated by the Open Source Initiative) or the free software definition (as currently promulgated by the Free Software Foundation), or any substantially similar license, including the GNU General Public License, the Mozilla Public License, the Common Development and Distribution License and the Eclipse Public License.

“Open Source Software” means any Software subject to an Open Source License.

“Option Award Agreement” has the meaning specified in Section 3.5.

“Option Consideration” has the meaning specified in Section 2.3.

“Optionholders” means any holder of a Company Stock Option.

“Organizational Documents” means in the case of any Person that is an entity, its certificate or articles of incorporation or formation (including any certificate of designation), bylaws, limited liability company agreement, partnership agreement or similar charter document, as the case may be.

“Owned Software” has the meaning specified in Section 4.13(g).

“Parent” has the meaning specified in the first paragraph of this Agreement.

“Parent Ancillary Agreements” has the meaning specified in Section 5.2(a).

“Parent Disclosure Schedule” has the meaning specified in Article V.

“Parent Fundamental Representations” has the meaning specified in Section 7.3(a).

“Parent’s Knowledge” means, as to a particular matter, the knowledge of Daniel Leib, after reasonable inquiry.

“Patent Rights” means United States and non-U.S. patents, provisional patent applications, patent applications, continuations, continuations-in-part, divisions, reissues, patent disclosures, industrial designs, inventions (whether or not patentable or reduced to practice) or improvements thereto.

“Paying Agent” has the meaning specified in Section 3.3.

“Payment Agreement” has the meaning specified in Section 3.3.

“Permits” has the meaning specified in Section 4.18(a).

“Permitted Liens” means (a) liens for Taxes and other governmental charges and assessments arising in the ordinary course of business which are not yet due and payable, (b) liens of landlords and liens of carriers, warehousemen, mechanics and materialmen and other like liens arising in the ordinary course of business for sums not yet due and payable and (c) other liens or imperfections on property which are not material in amount, do not interfere with and are not violated by the consummation of the transactions contemplated by this Agreement and do not materially detract from the value or marketability of, or materially impair the existing use of, the property affected by such lien or imperfection.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization or Governmental Authority.

“Personal Data” means a natural person’s name, street address, telephone number, e-mail address, photograph, social security number, driver’s license number, passport number, or customer or account number, or any other piece of information that alone or together with other information allows the identification of a natural person.

“Preferred Stock” has the meaning set forth recitals to this Agreement.

“Preferred Stockholder” means the holders of Preferred Stock.

“Proxy Statement” has the meaning specified in Section 4.24.

“RCRA” means the Resource Conservation and Recovery Act, 42 U.S.C. §§ 6901 et seq.

“Real Property” means any lot, parcel or tract of land in which any Person has a property interest or other right of occupancy and any Improvements located thereon and each option, right of first refusal, right of first offer or similar right held by the Company or any Subsidiary to acquire any real property.

“Representatives” has the meaning specified in Section 6.4(a).

“Requirements of Law” means any foreign, federal, state, provincial, municipal and local laws, statutes, regulations, rules, codes or ordinances enacted, adopted, issued or promulgated by any Governmental Authority (including those pertaining to electrical, building, zoning, subdivision, land use and Environmental Laws) or common law or any Court Order.

“SEC” means the United States Securities and Exchange Commission.

“Securities” the Shares and the Company Stock Options outstanding immediately prior to the Closing.

“Securities Act” means the United States Securities Act of 1933, as amended.

“Series A Preferred Stock” has the meaning specified in the recitals to this Agreement.

“Series B Preferred Stock” has the meaning specified in the recitals to this Agreement.

“Series B Consideration” has the meaning specified in Section 2.2(a).

“Series C Preferred Stock” has the meaning specified in the recitals to this Agreement.

“Series C Consideration” has the meaning specified in Section 2.2(b).

“Shares” means at the time of determination, the issued and outstanding shares of Common Stock and Preferred Stock.

“Software” means computer software programs and software systems, including all databases, compilations, tool sets, compilers, higher level or “proprietary” languages, related documentation and materials, whether in source code, object code or human readable form.

“SOX” means the Sarbanes-Oxley Act of 2002.

“Stock Certificate” has the meaning specified in Section 3.5.

“Stockholder Approval” has the meaning specified in Section 4.24.

“Sub” has the meaning specified in the first paragraph of this Agreement.

“Sub Ancillary Agreement” has the meaning specified in Section 5.2(b).

“Sub Common Stock” has the meaning specified in the recitals to this Agreement.

“Subsidiary” of any Person means any corporation, limited liability company, partnership, joint venture or other legal entity of which such Person (either alone or through or together with any Subsidiary) (a) owns, directly or indirectly, fifty percent (50%) or more of the stock, limited liability company interests, partnership interests or other Equity Interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation, limited liability company, partnership, joint venture or other legal entity; or (b) possesses, directly or indirectly, Control over the direction of management or policies of such corporation, limited liability company, partnership, joint venture or other legal entity (whether through ownership of voting securities, by agreement or otherwise).

“Superior Proposal” means any bona fide written offer made by a third party or group (as defined in Section 13(d) of the Exchange Act) pursuant to which such third party or group would acquire or own, directly or indirectly, 50% or more of the voting securities of the Company or 50% or more of the assets of Company and the Company Subsidiaries, taken as a whole, on terms which the Company Board determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) to be superior from a financial point of view to the Company Stockholders to the Merger, taking into account all the terms and conditions of such proposal and this Agreement (including (A) the Termination Fee and any changes proposed by Parent to the terms of this Agreement (B) the likelihood that such transaction will be completed, taking into account all financial, regulatory, legal and other aspects of such offer and (C) any necessary financing (including with respect to any Indebtedness that could be required to be repaid in connection with the transactions contemplated by such offer).

“Surviving Corporation” has the meaning specified in Section 1.1.

“Takeover Statute” has the meaning specified in Section 6.4(d).

“Tax” (and, with correlative meaning, “Taxes”) means (A) any federal, state, local or foreign net income, gross income, gross receipts, windfall profit, severance, property, production, sales, use, license, excise, franchise, employment, payroll, withholding on amounts paid to or by any Person, alternative or add-on minimum, ad valorem, value-added, transfer, stamp, or environmental tax (including taxes under Code Section 59A), escheat payments or any other tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or penalty, addition to tax or additional amount imposed by any Governmental Authority and (B) any liability for the payment of amounts determined by reference to amounts described in clause (A) as a result of being or having been a member of any group of corporations that files, will file, or has filed Tax Returns on a combined, consolidated or unitary basis, as a result of any obligation under any agreement or arrangement (including any Tax Sharing Arrangement), as a result of being a transferee or successor, or otherwise.

“Tax Return” means any return, report or similar statement required to be filed with respect to any Tax (including any attached schedules), including any information return, claim for refund, amended return or declaration of estimated Tax.

“Termination Fee” means an amount equal to $2,750,000.

“Trade Secrets” means confidential ideas, trade secrets, know-how, concepts, methods, processes, formulae, technology, algorithms, models, reports, data, customer lists, supplier lists, mailing lists, business plans, or other proprietary information, in each case, which derives value (monetary or otherwise) from being maintained in secret.

“Trademarks” means United States, state and non-U.S. trademarks, service marks, trade names, moral rights, designs, logos, slogans and general intangibles of like nature, whether registered or unregistered, and pending registrations and applications to register the foregoing, and all goodwill of the business associated therewith.

“Transmittal Letter” has the meaning specified in Section 3.5.

“User Data” means any Personal Data or other data or information collected by or on behalf of any of the Company or any Company Subsidiary from users of any Software or services of the Company or any Company Subsidiary.

“Violation” has the meaning specified in Section 4.3.

“WARN” has the meaning specified in Section 4.15(c).

“XBRL” means eXtensible Business Reporting Language.

* * * * * *

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

R.R. DONNELLEY & SONS COMPANY

By:	/s/ Dave Gardella
Name:	Dave Gardella
Title:	SVP, Finance

LEO ACQUISITION SUB, INC.

By:	/s/ Dave Gardella
Name:	Dave Gardella
Title:	President

Signature Page to Agreement and Plan of Merger

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

EDGAR ONLINE, INC.

By:	/s/ Robert J. Farrell
Name:	Robert J. Farrell
Title:	President and CEO

Signature Page to Agreement and Plan of Merger